Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited
諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Stock Code: 6686

2026
INTERIM REPORT

Contents

Company Information

Directors

Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board)*
Mr. Zhe Yin (殷哲) *(Chief Executive Officer)*

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉)
Mr. Boquan He (何伯權)
Mr. David Zhang (張彤) *(until August 28, 2026)*[(1)]
Ms. Tianjing Zhang (張天鏡)
(appointed on August 29, 2026)[(1)]

Independent Directors

Ms. Xiangrong Li (李向榮)
Ms. Cynthia Jinhong Meng (孟晉紅)
(retired on August 28, 2026)[(1)]
Ms. May Yihong Wu (吳亦泓)
Mr. David Zhang (張彤)
(redesignated on August 29, 2026)[(1)]

Audit Committee

Ms. Xiangrong Li (李向榮) *(Chairwoman)*
Ms. Cynthia Jinhong Meng (孟晉紅)
(retired on August 28, 2026)[(1)]
Ms. Tianjing Zhang (張天鏡)
(appointed on August 29, 2026)[(1)]
Mr. David Zhang (張彤)

Compensation Committee

Ms. May Yihong Wu (吳亦泓) *(Chairwoman)*
Mr. Boquan He (何伯權)
Ms. Xiangrong Li (李向榮)
(appointed on August 29, 2026)[(1)]
Ms. Cynthia Jinhong Meng (孟晉紅)
(retired on August 28, 2026)[(1)]

Corporate Governance and Nominating Committee

Ms. Jingbo Wang (汪靜波) *(Chairwoman)*
Ms. Cynthia Jinhong Meng (孟晉紅)
(retired on August 28, 2026)[(1)]
Ms. May Yihong Wu (吳亦泓)
Mr. David Zhang (張彤)
(appointed on August 29, 2026)[(1)]

Joint Company Secretaries

Mr. Qing Pan (潘青)
Ms. Ng Wing Shan (吳詠珊) *(FCG, HKFCG)*

Authorized Representatives

Ms. Jingbo Wang (汪靜波)
Ms. Ng Wing Shan (吳詠珊)

Note:

(1) *Upon the expiration of the independent director agreement entered into between Ms. Cynthia Jinhong Meng and the Company, (a) at the end of August 28, 2026, Ms. Cynthia Jinhong Meng retired as an independent Director and ceased to be a member of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee; (b) with effect from August 29, 2026, Mr. David Zhang was re-designated from a non-executive Director to an independent Director under the Hong Kong Listing Rules and was appointed as a member of the Corporate Governance and Nominating Committee; (c) with effect from August 29, 2026, Ms. Tianjing Zhang was appointed as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the New York Stock Exchange, and was appointed as a member of the Audit Committee; and (d) with effect from August 29, 2026, Ms. Xiangrong Li was appointed as a member of the Compensation Committee.*

Company Information

Principal Executive Headquarter in Singapore

333 North Bridge Road
#05-11, Odeon 333
Singapore 188721

Principal Place of Business in Chinese Mainland

No. 1226 South Shenbin Road
Minhang District
Shanghai, PRC

Principal Place of Business in Hong Kong

34 Floor, Tower Two
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong

Registered Office

PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands

Hong Kong Legal Adviser

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditor

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

Cayman Islands Principal Share Registrar

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HKEX Stock Code

6686

NYSE Ticker Symbol

NOAH

Company Website

ir.noahgroup.com

Financial Summary

A summary of the results of the Group for the six months ended June 30, 2026 is set out below:

	For the Six Months Ended June 30,		
	2025 (Unaudited)	**2026 (Unaudited)**	**Change** *(%)*
	(RMB in thousands)		
Revenues:			
Revenues from others:			
One-time commissions	309,458	**199,745**	(35.5)%
Recurring service fees	313,643	**303,427**	(3.3)%
Performance-based income	27,878	**177,163**	535.5%
Other service fees	85,599	**69,594**	(18.7)%
Total revenues from others	736,578	**749,929**	1.8%
Revenues from funds Gopher/Olive manages:			
One-time commissions	5,181	**1,823**	(64.8)%
Recurring service fees	489,133	**442,178**	(9.6)%
Performance-based income	23,830	**62,862**	163.8%
Total revenues from funds Gopher/Olive manages	518,144	**506,863**	(2.2)%
Total revenues	1,254,722	**1,256,792**	0.2%
Less: VAT related surcharges	(10,627)	**(11,142)**	4.8%
Net revenues	1,244,095	**1,245,650**	0.1%
Operating costs and expenses:			
Compensation and benefits	(603,162)	**(526,849)**	(12.7)%
Selling expenses	(113,383)	**(92,289)**	(18.6)%
General and administrative expenses	(135,637)	**(141,684)**	4.5%
Provision for credit losses	(44,038)	**(10,839)**	(75.4)%
Other operating expenses, net	(24,275)	**(39,104)**	61.1%
Government subsidies	23,434	**17,358**	(25.9)%
Total operating costs and expenses	(897,061)	**(793,407)**	(11.6)%
Income from operations	347,034	**452,243**	30.3%
Other income:			
Interest income	66,306	**62,495**	(5.7)%
Investment (loss) income	(7,668)	**39,789**	N/A
Reversal of contingent litigation expenses	343	**4,952**	1343.7%
Other income (expense)	10,967	**(32,371)**	N/A
Total other income	69,948	**74,865**	7.0%
Income before taxes and income from equity in affiliates	416,982	**527,108**	26.4%
Income tax expense	(124,295)	**(156,604)**	26.0%
Income (loss) from equity in affiliates	35,669	**(10,426)**	N/A
Net income	328,356	**360,078**	9.7%
Less: net income attributable to non-controlling interests	816	**3,180**	289.7%
Net income attributable to Shareholders	327,540	**356,898**	9.0%

Key Highlights

Business Highlights

The global macroeconomic environment remained volatile in the first half of 2026, amid continued trade fragmentation and divergent monetary policy trajectories, which weighed on the global growth outlook. At the same time, rapid developments in the "New Economy," particularly in artificial intelligence and semiconductor technologies, continued to reshape market dynamics and global supply chains, contributing to sector rotation and market volatility. Against this backdrop, liquidity conditions remained relatively tight, as major central banks maintained relatively restrictive monetary policies in response to inflationary pressures, while investors continued to demonstrate a preference for more defensive and safe-haven assets.

Geopolitical uncertainties, including ongoing trade tensions and technology export controls, contributed to periods of market volatility and continued demand for safe-haven assets. In China, consumer confidence remained relatively subdued. At the same time, evolving regulatory requirements relating to cross-border capital flows added complexity to the asset allocation decisions of high-net-worth ("**HNW**") individuals. Against this backdrop, HNW individuals continued to prioritize wealth preservation and liquidity, with client demand increasingly shifting toward wealth management providers offering high-quality global investment strategies characterized by greater transparency, diversification and downside protection.

As highlighted in our semi-annual CIO[1] report for the second half of 2026, we are witnessing a paradigm shift. If the past two decades were defined by strategies to hedge against inflation and allocate to inflation-protected assets, the coming years may increasingly be characterized by a new imperative: understanding and embracing the potential impact of technology-driven deflation and identifying the investment opportunities arising from it. We are guiding clients through this evolving landscape, where growth drivers may increasingly shift from debt-driven asset appreciation toward deflationary forces and efficiency gains enabled by technological innovation. In response, our adaptive allocation framework is designed to balance current defensive positioning with future-facing opportunities through three strategic pillars: inflation-hedged anchors, deflation-hedged assets and flexible bridge holdings.

Our Company's disciplined, forward-looking strategy continues to provide us with flexibility to navigate this challenging environment and support the resilience of our business. Having recognized these structural shifts at an early stage, we began establishing our presence outside Mainland China several years ago.

As ever, we continue to see significant growth potential in serving global Chinese HNW investors internationally who share our cultural values and place their trust in our long-standing track record. As a key booking center, Singapore continued to demonstrate robust momentum, with deposit volumes rising steadily and transaction value through Singapore-based channels increasing, indicating further potential for expansion among local clients.

By consistently focusing on client and employee education, we believe we are strongly positioned to guide stakeholders through the evolving market environment. Our global growth journey remains at an early stage, and we remain confident in our ability to navigate challenges and capitalize on the opportunities that lie ahead.

1. "CIO" refers to the chief investment officer of the Company.

Key Highlights

At the same time, the first half of 2026 marked a structural evolution in Noah's operating model, as AI became increasingly embedded across our global platform and supported our progress toward scalable and sustainable growth. The deployment of "AI RMs"[2] supported the Company's transition toward a more institutionalized and operations-driven model, expanding frontline servicing capacity and alleviating certain traditional human capital constraints. By augmenting advisory workflows and standardizing processes, AI enhances productivity, enables broader client coverage and supports greater operating efficiency. Leveraging our four global booking centers, we further advanced a digitally coordinated service infrastructure, under which AI-powered client engagement tools helped streamline cross-border onboarding and execution processes, significantly shorten the time required to deploy global asset allocation and maintain compliance standards. In parallel, we continued optimizing our revenue mix toward a more AUA-driven and investment-oriented structure, increasing the contribution from recurring and investment-related revenues while expanding our diversified suite of global solutions. AI-driven asset allocation – integrating real-time product intelligence with over two decades of proprietary client insights – is reinforcing cross-border synergies and strengthening our differentiated data capabilities. Entering the second half of 2026, the institutional integration of AI, coordination of global infrastructure and disciplined revenue optimization achieved during the first half of 2026 have laid a foundation for greater efficiency, deeper client engagement and resilient long-term growth in an increasingly AI-enabled financial landscape.

Financial Highlights

During the Reporting Period, we navigated a complex macroeconomic environment while continuing to advance our organizational transformation. Net revenues for the six months ended June 30, 2026 were RMB1,245.7 million, representing an increase of 0.1% compared with the corresponding period in 2025. Net income attributable to the Shareholders increased by 9.0%, from RMB327.5 million for the six months ended June 30, 2025 to RMB356.9 million for the Reporting Period. Similarly, non-GAAP net income attributable to the Shareholders increased by 3.9%, from RMB357.8 million in the corresponding period of 2025 to RMB371.9 million for the Reporting Period. These increases primarily reflected lower operating costs and expenses, including lower compensation and benefits expenses and provisions for credit losses, as well as a shift from investment loss to investment income, partially offset by a loss from equity in affiliates and higher income tax expense.

Despite the challenges, we remain committed to investing in international markets and strengthening our presence and wallet share of client assets among global Chinese clients. As of June 30, 2026, the number of registered clients outside Mainland China increased by 11.0% to 21,059 from 18,967 as of June 30, 2025, while AUA outside Mainland China, including distributed products but excluding AUA associated with our online securities services, increased by 1.8%, from RMB65.2 billion to RMB66.3 billion (US$9.8 billion) over the same period. In addition, AUA associated with our online securities services, which is not included in the AUA outside Mainland China presented above, increased by 7.6% from RMB2.6 billion as of June 30, 2025 to RMB2.8 billion (US$0.4 billion) as of June 30, 2026. The transaction value of products distributed by us outside Mainland China remained broadly stable at RMB16.7 billion for the Reporting Period, compared with RMB16.4 billion for the corresponding period in 2025.

2. "AI RMs" refers to relationship managers supported by artificial intelligence-enabled tools that assist with client engagement, service delivery and other wealth management-related workflows.

Key Highlights

Non-GAAP Financial Measures

	For the Six Months Ended June 30,		
	2025	**2026**	**Change**
	(Unaudited)	**(Unaudited)**	*(%)*
	(RMB in thousands, except percentages)		
Total revenues	1,254,722	**1,256,792**	0.2%
Net revenues	1,244,095	**1,245,650**	0.1%
Income from operations	347,034	**452,243**	30.3%
Income before taxes and income from equity in affiliates	416,982	**527,108**	26.4%
Net income	328,356	**360,078**	9.7%
Net income attributable to the shareholders of the Company	327,540	**356,898**	9.0%
Non-GAAP Financial Measures:			
Net income attributable to the shareholders of the Company	327,540	**356,898**	9.0%
Add: share-based compensation expense	37,788	**18,591**	(50.8)%
Less: tax effect of adjustments	7,558	**3,604**	(52.3)%
Adjusted net income attributable to the shareholders of the Company (non-GAAP)	357,770	**371,885**	3.9%

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of share-based compensation, net of the relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by adding back expenses for share-based compensations. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company's operating performance during the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation and net of relevant tax impact. As such, the Company's management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides useful supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for share-based compensation (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Business Review and Outlook

Business Review for the Reporting Period

While the first half of 2026 continued to present challenges, it also provided an opportunity for our Company to demonstrate its resilience through disciplined cost management and the continued development of its global operations.

Mainland China Business Performance and Strategy

Our Mainland China business continued to operate against a complex macroeconomic backdrop in China. Total revenues from our three Mainland China business segments increased by 23.0%, from RMB618.8 million for the six months ended June 30, 2025 to RMB761.2 million for the Reporting Period. The increase was primarily driven by a 60.0% increase in revenue from Mainland China public securities, supported by higher performance-based income from private secondary products, partially offset by decreases of 1.1% and 75.2% in revenue from Mainland China asset management and Mainland China insurance, respectively.

Against this backdrop, we maintained disciplined execution of our strategy in Mainland China. Operating costs and expenses for our three Mainland China business segments decreased by 14.5%, from RMB146.5 million for the six months ended June 30, 2025 to RMB125.2 million for the Reporting Period, reflecting lower costs in Mainland China asset management and Mainland China insurance, partially offset by higher costs in Mainland China public securities. Going forward, we remain focused on cost control, client acquisition and operational efficiency.

Looking ahead, we believe that the growing sophistication of global Chinese investors and their increasing demand for diversified investment solutions align well with our evolving product suite. We continue to invest in talent development and technology infrastructure to position ourselves to pursue emerging opportunities. As capital market conditions evolve in Mainland China, we believe our established brand recognition and operational discipline will support sustainable growth over the long term.

Details of the development of our Mainland China business structured around three core segments during the Reporting Period are as follows:

Business Review and Outlook

Mainland China public securities

Our Mainland China public securities business, operating under the **Noah Upright** brand, distributes mutual funds and private secondary products in Mainland China. During the Reporting Period, total revenue from this segment increased by 60.0%, from RMB260.8 million to RMB417.3 million, primarily driven by a 506.6% increase in performance-based income from Mainland China private secondary products. Recurring service fees and one-time commissions increased by 1.8% and 10.3%, respectively.

Mainland China asset management

Our Mainland China asset management business, operating under the **Gopher Asset Management** brand, manages RMB-denominated private equity funds and private secondary products. Total revenue from this segment decreased by 1.1%, from RMB344.4 million to RMB340.5 million during the Reporting Period. A 15.9% decrease in recurring service fees, reflecting a lower management fee base as legacy onshore private equity products matured, was substantially offset by higher performance-based income. We continue to manage exit strategies for primary-market investments and develop secondary-market and cross-border investment offerings.

Mainland China insurance

Our Mainland China insurance business, operating under the **Glory** brand, distributes insurance products consisting primarily of life and health insurance products. Revenue from this segment decreased by 75.2%, from RMB13.7 million to RMB3.4 million during the Reporting Period, reflecting a lower volume of Mainland China insurance product distribution as the business continued its transition toward a commission-only broker model and the provision of comprehensive family succession planning services.

International Business Expansion and Vision

During the first half of 2026, our net revenues from international business were RMB469.2 million, accounting for 37.7% of the Group's total net revenues, down from 48.3% in the corresponding period of 2025. The decrease in our net revenues from international business primarily reflected lower insurance-related income, lower one-time commissions from international wealth management products, and lower recurring service fees and performance-based income from international asset management. These decreases were partially offset by higher recurring service fees from international wealth management and higher other service fees from international insurance and comprehensive services. The lower proportion of net revenues from international business as a percentage of total net revenues was also attributable to substantial growth in performance-based income from our Mainland China business, particularly from Mainland China private secondary products, which in turn contributed to the increase in the Group's total net revenues and correspondingly reduced the relative contribution from international business operations. Notwithstanding the decrease in our net revenues from international business, the transaction value of international private equity products increased by 71.0% compared with the corresponding period in 2025, reflecting continued client activity in this product category. We continue to invest selectively in our international booking centers and product capabilities to serve global Chinese HNW clients.

Business Review and Outlook

International wealth management

Our international wealth management business, operating under the **ARK Wealth Management** brand, provides both offline and online wealth management services.

As of June 30, 2026, the number of our registered clients outside Mainland China reached 21,059, representing an increase of 11.0% from June 30, 2025. During the second quarter of 2026, the number of active clients outside Mainland China who transacted with us was 3,494, representing a decrease of 4.3% from the corresponding quarter in 2025. Our AUA outside Mainland China, including distributed products but excluding AUA associated with our online securities services, increased by 1.8%, from RMB65.2 billion to RMB66.3 billion (US$9.8 billion) over the same period. In addition, AUA outside Mainland China associated with our online securities services, which is not included in the AUA presented above, was RMB2.8 billion (US$0.4 billion) as of June 30, 2026, representing an increase of 7.6% from RMB2.6 billion as of June 30, 2025. We will continue to deepen our coverage in key markets and expand our client base through existing client relationships and new client acquisition.

International asset management

Our international asset management business, operating under the **Olive Asset Management** brand, manages USD-denominated private equity funds and private secondary products. In recent years, we have strengthened our international primary-market product offerings through the establishment of a dedicated U.S. product center, enabling us to provide clients with a broader range of high-quality private equity products. In the secondary market, we have expanded our partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds.

In the first half of 2026, fundraising for hedge funds and structured products reached US$0.6 billion, representing a 36.9% period-over-period increase. We raised US$0.4 billion in USD-denominated private equity and private credit funds, representing a 19.8% period-over-period increase. As of June 30, 2026, our actively managed AUM outside Mainland China reached RMB43.8 billion (US$6.5 billion), representing an increase of 5.8% from RMB41.4 billion as of June 30, 2025. We will continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.

International insurance and comprehensive services

Our international insurance and comprehensive services business, operating under the **Glory Family Heritage** brand, provides insurance, trust and other comprehensive international services. Total revenue from this segment decreased by 12.3%, from RMB89.2 million to RMB78.2 million during the Reporting Period, as a 36.6% decrease in one-time commissions was partially offset by a 105.9% increase in other service fees.

As of June 30, 2026, we maintained a sound capital structure with total assets of RMB11.6 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to compliance with the laws and regulations that had a material impact on our business, including the SFO, the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong) and the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong).

Business Outlook

We believe the strategic and operational adjustments implemented throughout the first half of 2026 have laid a resilient foundation for our next phase of scalable growth. The successful establishment of our global headquarters in Singapore and the robust expansion of our international business operations validate our strategic trajectory and position us favorably to navigate evolving macroeconomic dynamics. Looking ahead, we remain firmly focused on three key areas:

First, we will continue expanding our client base. In Mainland China, we intend to capitalize on industry consolidation and improving market conditions to capture market share among HNW individuals seeking trusted wealth management partners. Internationally, we continue seeing significant untapped potential among global Chinese HNW investors, who remain underserved by local financial institutions in their respective domiciles. Building on our momentum in Asia, we are actively exploring market entry and expansion opportunities in new markets, including the U.S. Concurrently, we will continue investing in the recruitment and development of our commission-only broker network to drive the strategic turnaround of our insurance business.

Second, we are committed to enhancing our global product suite and investment capabilities to serve an increasingly diverse clientele. Guided by our “Global Network, Local Depth” approach, we will leverage our multi-jurisdictional presence to source premium, globally diversified investment opportunities while deepening our local market expertise. As our client base expands, we plan to further diversify our RMB- and USD-denominated offerings and optimize our global asset-allocation frameworks to deliver competitive portfolios. In the primary market, we will expand our distinctive ecosystem of top-tier product and investment partners to craft bespoke strategies and secure exclusive opportunities. In the secondary market, we will harness our global research and investment expertise to identify leading strategies from top-tier fund managers, thereby strengthening our capacity to deliver robust and adaptive asset-allocation solutions.

Third, maintaining operational excellence and structural efficiency remains paramount as we pursue sustainable growth. The disciplined cost-optimization initiatives and the integration of AI-driven advisory workflows executed since late 2025 have played an instrumental role in navigating the current economic landscape. We believe these structural improvements provide a robust foundation for sustainable margin expansion as revenue rebounds and growth accelerates.

Looking ahead, supported by our strengthened operational foundation, clear strategic vision, robust balance sheet, and healthy cash reserves, we remain highly confident in our ability to navigate market shifts, deliver sustainable growth, and create long-term value for our clients and Shareholders.

Management Discussion and Analysis

Revenues

To provide a clearer understanding of the financial performance and strategic development of our businesses, we present our revenues across six Mainland China and international business segments, together with those attributable to our headquarters. This presentation reflects the nature of our current business operations and organizational structure, facilitates effective resource allocation and provides investors with greater insight into the performance of our various businesses. The details of the revenue of the Group under the six Mainland China and international business segments, together with headquarters, are as follows:

	For the Six Months Ended June 30,		
	2025 (Unaudited)	**2026 (Unaudited)**	**Change** *(%)*
	(RMB in thousands)		
Revenues			
Mainland China public securities(1)*			
One-time commissions	35,497	**39,163**	10.3%
Recurring service fees	195,801	**199,231**	1.8%
Performance-based income	29,487	**178,856**	506.6%
Total revenue for Mainland China public securities	260,785	**417,250**	60.0%
Mainland China asset management(2)*			
One-time commissions	381	**1,055**	176.9%
Recurring service fees	342,631	**287,987**	(15.9)%
Performance-based income	1,353	**51,490**	3,705.6%
Total revenue for Mainland China asset management	344,365	**340,532**	(1.1)%
Mainland China insurance(3)*			
One-time commissions	13,673	**3,394**	(75.2)%
Total revenue for Mainland China insurance	13,673	**3,394**	(75.2)%
International wealth management(4)*			
One-time commissions	176,694	**94,585**	(46.5)%
Recurring service fees	79,303	**86,436**	9.0%
Other service fees	35,403	**11,938**	(66.3)%
Total revenue for international wealth management	291,400	**192,959**	(33.8)%
International asset management(5)*			
One-time commissions	14,318	**16,377**	14.4%
Recurring service fees	185,041	**171,951**	(7.1)%
Performance-based income	20,868	**9,679**	(53.6)%
Total revenue for international asset management	220,227	**198,007**	(10.1)%
International insurance and comprehensive services(6)*			
One-time commissions	74,076	**46,994**	(36.6)%
Other service fees	15,172	**31,244**	105.9%
Total revenue for international insurance and comprehensive services	89,248	**78,238**	(12.3)%
Headquarters(7)*			
Other service fees	35,024	**26,412**	(24.6)%
Total revenue for headquarters	35,024	**26,412**	(24.6)%
Total Revenues	1,254,722	**1,256,792**	0.2%

Notes:

(1) Operates under the Noah Upright brand.

(2) Operates under the Gopher Asset Management brand.

(3) Operates under the Glory brand.

(4) Operates under the ARK Wealth Management brand.

(5) Operates under the Olive Asset Management brand.

(6) Operates under the Glory Family Heritage brand.

(7) Headquarters reflects revenue generated from corporate operations at the Company's headquarters as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments.

* For classification of the Group's business segments for the purposes of this interim report, "international" refers to business activities conducted in, or relating to, countries and regions outside Mainland China. The business segments now referred to as "Mainland China public securities," "Mainland China asset management," "Mainland China insurance," "international wealth management," "international asset management" and "international insurance and comprehensive services" were previously referred to as "domestic public securities," "domestic asset management," "domestic insurance," "overseas wealth management," "overseas asset management" and "overseas insurance and comprehensive services," respectively. These are changes in segment names only and do not involve any material change in the nature or scope of the underlying business activities included in the respective segments. Accordingly, the financial and operating information presented under the renamed segments remains comparable to the corresponding information previously presented under the former segment names.

Mainland China public securities

Our Mainland China public securities business distributes mutual funds and private secondary products. Total revenue from this business increased by 60.0%, from RMB260.8 million for the six months ended June 30, 2025 to RMB417.3 million for the six months ended June 30, 2026, primarily due to a substantial increase in performance-based income generated from Mainland China private secondary products.

Mainland China asset management

Our Mainland China asset management business manages RMB-denominated private equity funds and private secondary products. Total revenue from this business decreased by 1.1%, from RMB344.4 million for the six months ended June 30, 2025 to RMB340.5 million for the six months ended June 30, 2026. The decrease in recurring service fees was substantially offset by higher performance-based income.

Mainland China insurance

Our Mainland China insurance business distributes insurance products, consisting primarily of life and health insurance products. Total revenue from this business decreased by 75.2%, from RMB13.7 million for the six months ended June 30, 2025 to RMB3.4 million for the six months ended June 30, 2026, primarily due to a decrease in the distribution of Mainland China insurance products.

Management Discussion and Analysis

International wealth management

Our international wealth management business provides offline and online wealth management services. Total revenue from this business decreased by 33.8%, from RMB291.4 million for the six months ended June 30, 2025 to RMB193.0 million for the six months ended June 30, 2026, primarily due to lower one-time commissions and other service fees, partially offset by higher recurring service fees.

International asset management

Our international asset management business manages USD-denominated private equity funds and private secondary products. Total revenue from this business decreased by 10.1%, from RMB220.2 million for the six months ended June 30, 2025 to RMB198.0 million for the six months ended June 30, 2026, primarily due to lower recurring service fees and performance-based income, partially offset by higher one-time commissions.

International insurance and comprehensive services

Our international insurance and comprehensive services business provides insurance, trust and other comprehensive international services. Total revenue from this business decreased by 12.3%, from RMB89.2 million for the six months ended June 30, 2025 to RMB78.2 million for the six months ended June 30, 2026. The decrease is primarily attributable to lower one-time commissions, partially offset by higher other service fees.

Headquarters

The headquarters category comprises revenue generated from corporate operations at the Company's headquarters, as well as costs and expenses not directly allocated to the six business segments. Total revenue attributable to headquarters decreased by 24.6%, from RMB35.0 million for the six months ended June 30, 2025 to RMB26.4 million for the six months ended June 30, 2026, primarily due to lower other service fees.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which primarily consist of compensation and benefits expenses, selling expenses, general and administrative expenses, provisions for credit losses and other operating expenses, partially offset by government subsidies. Our operating costs and expenses are affected by various factors, including employee headcount and compensation levels, rental expenses and certain non-cash charges.

Management Discussion and Analysis

Consistent with the presentation of revenues, we present our operating costs and expenses across six Mainland China and international business segments, together with those attributable to our headquarters, to provide a comprehensive view of the cost and expense profile of each business segment.

	For the Six Months Ended June 30,		
	2025 (Unaudited)	**2026 (Unaudited)**	**Change** *(%)*
	(RMB in thousands)		
Mainland China public securities	56,399	**68,805**	22.0%
Mainland China asset management	53,117	**45,841**	(13.7)%
Mainland China insurance	36,936	**10,573**	(71.4)%
International wealth management	205,562	**170,807**	(16.9)%
International asset management	57,482	**77,337**	34.5%
International insurance and comprehensive services	56,724	**59,247**	4.4%
Headquarters	430,841	**360,797**	(16.3)%
Total operating costs and expenses	897,061	**793,407**	(11.6)%

Mainland China public securities

Operating costs and expenses for the Mainland China public securities business increased by 22.0%, from RMB56.4 million for the six months ended June 30, 2025 to RMB68.8 million for the six months ended June 30, 2026, primarily due to higher commissions paid, which is in line with the increase in net revenues, as well as lower government subsidies.

Mainland China asset management

Operating costs and expenses for the Mainland China asset management business decreased by 13.7%, from RMB53.1 million for the six months ended June 30, 2025 to RMB45.8 million for the six months ended June 30, 2026, primarily due to disciplined cost management and lower compensation and benefits expenses.

Mainland China insurance

Operating costs and expenses for the Mainland China insurance business decreased by 71.4%, from RMB36.9 million for the six months ended June 30, 2025 to RMB10.6 million for the six months ended June 30, 2026, broadly in line with the decrease in revenue from this business.

Management Discussion and Analysis

International wealth management

Operating costs and expenses for the international wealth management business decreased by 16.9%, from RMB205.6 million for the six months ended June 30, 2025 to RMB170.8 million for the six months ended June 30, 2026, primarily due to lower relationship manager compensation expenses, broadly in line with lower one-time commission revenue.

International asset management

Operating costs and expenses for the international asset management business increased by 34.5%, from RMB57.5 million for the six months ended June 30, 2025 to RMB77.3 million for the six months ended June 30, 2026, primarily due to higher compensation and benefits expenses associated with the expansion of this business.

International insurance and comprehensive services

Operating costs and expenses for the international insurance and comprehensive services business increased by 4.4%, from RMB56.7 million for the six months ended June 30, 2025 to RMB59.2 million for the six months ended June 30, 2026, primarily reflecting continued investment in the commission-only broker network.

Headquarters

Operating costs and expenses attributable to headquarters decreased by 16.3%, from RMB430.8 million for the six months ended June 30, 2025 to RMB360.8 million for the six months ended June 30, 2026, primarily due to lower compensation and benefits expenses and a lower provision for credit losses relating to the suspended lending business.

Compensation and Benefits

Compensation and benefits primarily comprise salaries and commissions for relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses, and bonuses related to performance-based income. Total compensation and benefits decreased by 12.7%, from RMB603.2 million for the six months ended June 30, 2025 to RMB526.8 million for the six months ended June 30, 2026. The decrease primarily reflected compensation and headcount management measures and improvements in operating efficiency supported by the broader adoption of technology and AI-enabled tools. The changes in compensation and benefits across the Group’s business segments and headquarters are discussed below.

Mainland China public securities

Compensation and benefits for Mainland China public securities increased by 11.1%, from RMB61.9 million for the six months ended June 30, 2025 to RMB68.8 million for the six months ended June 30, 2026, primarily due to higher commissions paid, consistent with the increase in revenue generated by this segment.

Mainland China asset management

Compensation and benefits for Mainland China asset management decreased by 26.4%, from RMB57.8 million for the six months ended June 30, 2025 to RMB42.6 million for the six months ended June 30, 2026, primarily due to lower performance-related compensation for investment professionals associated with the relatively stable AUM of the segment.

Mainland China insurance

Compensation and benefits for Mainland China insurance decreased by 77.1%, from RMB27.9 million for the six months ended June 30, 2025 to RMB6.4 million for the six months ended June 30, 2026. The decrease was broadly consistent with the decrease in revenue from the distribution of Mainland China insurance products.

International wealth management

Compensation and benefits for international wealth management decreased by 17.3%, from RMB173.8 million for the six months ended June 30, 2025 to RMB143.7 million for the six months ended June 30, 2026. In particular, relationship manager compensation decreased by RMB28.2 million compared with the corresponding period in 2025, broadly consistent with the decrease in one-time commissions from the distribution of international investment products and the reduction in the number of relationship managers in this segment from 107 as of June 30, 2025 to 56 as of June 30, 2026.

International asset management

Compensation and benefits for international asset management increased by 47.9%, from RMB42.5 million for the six months ended June 30, 2025 to RMB62.9 million for the six months ended June 30, 2026, primarily due to higher fixed salaries and bonuses for investment professionals.

International insurance and comprehensive services

Compensation and benefits for international insurance and comprehensive services decreased by 18.6%, from RMB35.7 million for the six months ended June 30, 2025 to RMB29.1 million for the six months ended June 30, 2026, primarily due to lower compensation costs associated with the insurance business, broadly in line with the decrease in net revenues from insurance products.

Headquarters

Compensation and benefits attributable to headquarters decreased by 14.8%, from RMB203.5 million for the six months ended June 30, 2025 to RMB173.4 million for the six months ended June 30, 2026. The decrease was primarily attributable to lower share-based compensation expenses and a reduction in headcount across corporate functions, following continued organizational streamlining and the broader adoption of technology and AI-enabled tools.

Management Discussion and Analysis

Selling Expenses

Our selling expenses primarily include expenses associated with the operation of service centers and expenses for online and offline marketing activities. Selling expenses decreased by 18.6% from RMB113.4 million for the six months ended June 30, 2025 to RMB92.3 million for the six months ended June 30, 2026, primarily due to lower service center costs and reduced spending on marketing and client events.

Among the Mainland China business segments, selling expenses for Mainland China insurance decreased by 95.1%, from RMB4.5 million for the six months ended June 30, 2025 to RMB0.2 million for the six months ended June 30, 2026, broadly consistent with the decrease in net revenues generated by this segment.

Among the International business segments, selling expenses for international wealth management decreased by 20.1%, from RMB28.7 million for the six months ended June 30, 2025 to RMB23.0 million for the six months ended June 30, 2026, broadly consistent with the decrease in net revenues generated by this segment.

Selling expenses attributable to headquarters decreased by 16.3%, from RMB51.6 million for the six months ended June 30, 2025 to RMB43.2 million for the six months ended June 30, 2026, primarily due to lower spending on brand marketing activities.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses for office premises and professional service fees. General and administrative expenses increased by 4.5% from RMB135.6 million for the six months ended June 30, 2025 to RMB141.7 million for the six months ended June 30, 2026, primarily due to higher legal and other professional service fees and continued investment by headquarters in technology and artificial intelligence capabilities.

Movements among the Mainland China and international business segments were not material in aggregate. Among the international business segments, general and administrative expenses for international wealth management decreased by RMB1.5 million compared with the corresponding period in 2025.

General and administrative expenses were incurred predominantly at headquarters, which accounted for 90.3% of the total for the six months ended June 30, 2026. General and administrative expenses attributable to headquarters increased by RMB6.0 million, from RMB121.9 million for the six months ended June 30, 2025 to RMB127.9 million for the six months ended June 30, 2026. Therefore, the overall increase in general and administrative expenses was substantially attributable to headquarters.

Provision for or Reversal of Credit Losses

Provision for or reversal of credit losses represents net changes in allowances for credit losses on loans and other financial assets. We recorded a provision for credit losses of RMB10.8 million during the Reporting Period, representing a decrease of 75.4% from RMB44.0 million for the six months ended June 30, 2025, primarily due to a lower provision for credit losses at headquarters in relation to the suspended lending business.

Among the Mainland China business segments, a reversal of credit losses of RMB0.6 million was recorded during the Reporting Period, compared with a reversal of RMB0.2 million for the corresponding period in 2025, primarily attributable to a higher reversal of credit loss allowances on accounts receivable.

Among the international business segments, international insurance and comprehensive services recorded a provision for credit losses of RMB4.3 million during the Reporting Period, compared with a reversal of credit losses of RMB0.1 million for the corresponding period in 2025. The change was primarily attributable to a higher provision for credit losses on accounts receivable.

At headquarters, provision for credit losses decreased by 83.8% from RMB44.3 million for the six months ended June 30, 2025 to RMB7.2 million for the six months ended June 30, 2026, primarily due to a lower provision related to the suspended lending business.

Other Operating Expenses

Our other operating expenses primarily comprise expenses incurred directly in connection with the generation of other service fees. Other operating expenses increased by 61.1%, from RMB24.3 million for the six months ended June 30, 2025 to RMB39.1 million for the six months ended June 30, 2026. The increase primarily reflected the period-on-period effect of a one-off adjustment recorded by Mainland China asset management in the corresponding period in 2025, as well as higher costs incurred by commission-only brokers in connection with the international insurance business.

Among the Mainland China business segments, the principal change was attributable to Mainland China asset management, which recorded other operating expenses of RMB3.0 million during the Reporting Period, compared with a net reversal of RMB5.7 million for the corresponding period in 2025. The change primarily reflected the absence during the Reporting Period of a one-off adjustment recorded in the corresponding period in 2025 that resulted in a net reversal of other operating expenses.

Among the international business segments, other operating expenses for international insurance and comprehensive services increased by 33.0%, from RMB13.7 million for the six months ended June 30, 2025 to RMB18.2 million for the six months ended June 30, 2026. The increase was primarily attributable to higher costs associated with the increased use of commission-only brokers for insurance distribution during the Reporting Period.

Other operating expenses attributable to headquarters remained relatively stable at RMB15.1 million for the six months ended June 30, 2026, compared with RMB15.2 million for the corresponding period in 2025.

Management Discussion and Analysis

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are recorded as an offset to operating costs and expenses. Government subsidies decreased by 25.9% from RMB23.4 million for the six months ended June 30, 2025 to RMB17.4 million for the six months ended June 30, 2026, primarily due to a decrease in government subsidies recognized by Mainland China public securities during the Reporting Period.

Income from Operations

As a result of the foregoing, income from operations increased by 30.3%, from RMB347.0 million for the six months ended June 30, 2025 to RMB452.2 million for the six months ended June 30, 2026. The increase was primarily attributable to an 11.6% decrease in operating costs and expenses, including a 12.7% decrease in compensation and benefits expenses.

Other Income

Total other income increased by 7.0%, from RMB69.9 million for the six months ended June 30, 2025 to RMB74.9 million for the six months ended June 30, 2026. The increase was primarily attributable to a shift from investment loss to investment income, partially offset by lower interest income and higher other expenses.

Income (Loss) from Equity in Affiliates

We recorded a loss from equity in affiliates of RMB10.4 million for the six months ended June 30, 2026, compared with income from equity in affiliates of RMB35.7 million for the six months ended June 30, 2025, primarily due to fair value changes in the underlying investments held by certain affiliates.

Net Income

As a result of the foregoing, net income increased by 9.7%, from RMB328.4 million for the six months ended June 30, 2025 to RMB360.1 million for the six months ended June 30, 2026.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. We adopt a prudent treasury policy and manage our liquidity and funding having regard to our operational and capital requirements. Our principal use of cash for the Reporting Period was for operating, investing and financing activities. As of June 30, 2026, we had RMB4,322.7 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of June 30, 2026, our cash and cash equivalents of RMB13.8 million were held by the consolidated funds, which although not legally restricted, are not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the six months ended June 30, 2026.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries or affiliated companies.

Pledge of Assets

As of June 30, 2026, the Group did not have any pledged assets (as of December 31, 2025: nil).

Future Plans for Material Investments or Capital Assets

As of June 30, 2026, the Group did not have detailed future plans for material investments or acquisitions of capital assets.

Gearing Ratio

As of June 30, 2026, the Company's gearing ratio (i.e., total liabilities divided by total assets, expressed as a percentage) was 18.5% (as of December 31, 2025: 15.0%).

Accounts Receivable

Accounts receivable represent amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of June 30, 2026, 84.4% of the balance of our accounts receivable was within one year (as of December 31, 2025: 90.5%).

Accounts Payable

Accounts payable represent amounts owed to suppliers and service providers for goods and services received in the ordinary course of business that remained unpaid. As of June 30, 2026, as the Group had no trade payables, the Group had no accounts payable (as of December 31, 2025: nil).

Management Discussion and Analysis

Foreign Exchange Exposure

As a result of our operations across multiple jurisdictions, we are exposed to foreign exchange risk arising from transactions and financial assets and liabilities denominated in currencies other than the functional currencies of the relevant Group entities, particularly fluctuations between the Renminbi and the U.S. dollar. A portion of our financial assets is denominated in U.S. dollars, while the Renminbi is our reporting currency. We have not used forward exchange contracts or foreign currency borrowings to hedge our foreign currency exposure. We did not use any financial instruments for hedging purposes during the Reporting Period. Although we may consider entering into hedging transactions in the future, suitable hedging instruments may not always be available or effective, and we may be unable to hedge our exposure adequately or at all. Our ability to manage foreign exchange exposure may also be affected by applicable PRC regulations governing the conversion of Renminbi into foreign currencies. Accordingly, material fluctuations in exchange rates, particularly between the Renminbi and the U.S. dollar, may adversely affect our cash flows, earnings and financial position, as well as the value of, and dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar could increase the U.S. dollar cost of Renminbi-denominated investments or expenditures where we are required to convert U.S. dollars into Renminbi. It could also result in foreign currency translation losses when our U.S. dollar-denominated financial assets are translated into Renminbi for financial reporting purposes. Conversely, an appreciation of the U.S. dollar against the Renminbi could increase the Renminbi cost of U.S. dollar-denominated payments, including payments relating to dividends, strategic acquisitions or investments and other business purposes.

Contingent Liabilities

As of June 30, 2026, we had contingent liabilities of RMB454.5 million in relation to the unsettled Camsing Incident (as of December 31, 2025: RMB505.5 million). For further details, please refer to Notes 7 and 8 to the condensed consolidated financial statements in this interim report.

Save as disclosed above and in “Material Litigation” in the section headed “Other Information” in this interim report, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of June 30, 2026.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily comprise purchases of property and equipment and costs associated with the renovation and upgrading of newly purchased office premises. Our capital expenditures decreased from RMB48.2 million for the six months ended June 30, 2025 to RMB19.4 million for the six months ended June 30, 2026, primarily because the corresponding period in 2025 included higher expenditures relating to the renovation and upgrading of our offices in Hong Kong. As of June 30, 2026, we did not have any material capital expenditure commitments or other material cash requirements relating thereto outside our ordinary course of business (as of December 31, 2025: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of June 30, 2026 (as of December 31, 2025: nil).

Employees and Remuneration

As of June 30, 2026, the Company had a total of 1,582 employees. The following table sets out a breakdown of our full-time employees by business and function as of June 30, 2026:

Business or Function	Number of Employees	% of Total
PRC		
Mainland China public securities	279	17.6
Mainland China asset management	151	9.5
Mainland China insurance	19	1.2
International		
International wealth management	130	8.2
International asset management	96	6.1
International insurance and comprehensive services	93	5.9
Headquarters		
Business development	400	25.3
Middle and back office support	414	26.2
Total	**1,582**	**100.0**

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

Management Discussion and Analysis

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company has also adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company's circular dated November 14, 2022.

Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of June 30, 2026, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares/ Underlying Shares(1)(2)	Approximate % of interest in each class of Shares(3)
Ms. Jingbo Wang(4)	Beneficiary of a trust	69,011,755(L)	19.57
Mr. Zhe Yin(6)	Beneficiary of a trust	17,480,335(L)	4.95
Ms. Chia-Yue Chang(5)	Interest in controlled corporation	20,263,835(L)	5.74
Mr. Boquan He(7)	Interest in controlled corporation	16,398,720(L)	4.65
Ms. May Yihong Wu(8)	Beneficial owner	180,000(L)	0.05

Notes:

(1). The letter "L" denotes the person's long position in the Shares.

(2). The number of Shares/underlying Shares in this column have taken the Share Subdivision into account.

(3). The calculation is based on the total number of 352,607,750 ordinary shares in issue as of June 30, 2026.

(4). Including 68,736,755 Shares and 275,000 underlying Shares wholly-owned and controlled by Jing Investors Co., Ltd. ("**Jing Investors**"), a BVI company wholly owned by Ark Trust (Singapore) Ltd. ("**Ark Trust (Singapore)**") in its capacity as trustee of the Norah Family Trust (the "**Trust**") constituted under the laws of Jersey, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang's wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a BVI company, which is in turn wholly owned by Ark Trust (Singapore), a professional trustee company. Ark Trust (Singapore) as trustee of the Trust has no power to dispose of the Shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid adverse impact on the reputation of Ark Trust (Singapore) or any of its associates. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the Shares held by Jing Investors.

(5). Including 20,263,835 Shares and/or underlying Shares held by Jia Investment Co., Ltd., a company incorporated in BVI and controlled by Ms. Chia-Yue Chang. Ms. Chia-Yue Chang was deemed to be interested in the Shares held by Jia Investment Co., Ltd.

(6). Including 17,205,335 Shares and 275,000 underlying Shares held by Yin Investment Co., Ltd., a company incorporated in BVI and wholly owned by Rhythm Profit Investment Ltd., which in turn wholly owned by ARK Trust (Hong Kong) Limited as trustee of a trust that was established by Mr. Zhe Yin (as the settlor) for the benefit of Mr. Zhe Yin and his family. Mr. Zhe Yin was deemed to be interested in the Shares held by Yin Investment Co., Ltd.

(7). Including 16,398,720 Shares held by Quan Investment Co., Ltd., a company incorporated in BVI and controlled by Mr. Boquan He. Mr. Boquan He was deemed to be interested in the Shares held by Quan Investment Co., Ltd.

(8). Including 180,000 Shares directly held by Ms. May Yihong Wu.

Other Information

Save as disclosed above, as of June 30, 2026, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of June 30, 2026, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares(1)(2)	Approximate % of interest in issued Shares(3)
Jing Investors Co., Ltd.(4)	Beneficial owner	69,011,755(L)	19.57
Ark Trust (Singapore) Limited(4)	Trustee	69,011,755(L)	19.57
Magic Beams Enterprises Ltd.(4)	Interest in controlled corporation	69,011,755(L)	19.57
Yiheng Capital Partners, L.P.(6)	Beneficial owner	33,586,755(L)	9.52
Yiheng Capital Management, LP(6)	Interest in controlled corporation	33,586,755(L)	9.52
Yuanshan Guo(6)	Interest in controlled corporation	33,586,755(L)	9.52
FIL Limited(7)	Interest in controlled corporation	33,476,330(L)	9.49
Pandanus Associates Inc.(7)	Interest in controlled corporation	33,476,330(L)	9.49
Pandanus Partners L.P.(7)	Interest in controlled corporation	33,476,330(L)	9.49
Jia Investment Co., Ltd.(5)	Beneficial owner	20,263,835(L)	5.74

Notes:

(1) to (5) Please refer to the notes (1) to (5) to the previous table.

(6) Represents 33,586,755 Shares held by Yiheng Capital Partners, L.P., a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Mr. Yuanshan Guo is the managing member of Yiheng Capital Management, LP.

(7) Represents 33,476,330 Shares held by FIL Limited and its direct and indirect subsidiaries. FIL Limited was controlled by Pandanus Partners L.P., a New Hampshire limited partnership, which was in turn wholly owned by Pandanus Associates Inc., a New Hampshire based U.S. corporation.

Save as disclosed above, as of June 30, 2026, so far as was known to the Director, no person, other than the Directors and the chief executive whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

2022 Share Incentive Plan

The 2022 Share Incentive Plan was adopted by the Company on December 16, 2022 with effect from December 23, 2022. Further details of the 2022 Share Incentive Plan are set out in the annual report of the Company dated April 29, 2026 and the circular of the Company dated November 14, 2022.

As of the beginning of the Reporting Period, nil share options granted under the 2022 Share Incentive Plan were outstanding. During the Reporting Period, nil share options has been granted, exercised, lapsed or cancelled under the 2022 Share Incentive Plan.

Details of movements of the RSUs granted under the 2022 Share Incentive Plan during the Reporting Period are as follows:

Category and name of grantees	Date of grant (U.S. Eastern Time)	Vesting Period	Unvested as of January 1, 2026	Number of RSUs[1] During the Reporting Period: Granted	Cancelled	Lapsed	Vested[2]	Unvested as of June 30, 2026	Purchase price (US$ per Share)	Closing price of the Shares immediately before the date of grant [3] (US$ per Share)	Fair value[3][4] (US$ per Share)	Weighted average closing price[3][5] (US$ per Share)
Directors												
Jingbo Wang	December 29, 2023	(Note 6)	446	–	–	–	(446)	–	Nil	2.67	2.76	2.15
	March 29, 2024	(Note 7)	25,000	–	–	–	(12,500)	12,500	Nil	2.29[11]	2.29	2.02
	March 31, 2025	(Note 9)	22,500	–	–	–	(7,500)	15,000	Nil	2.03	1.89	2.00
Zhe Yin	December 29, 2023	(Note 6)	446	–	–	–	(446)	–	Nil	2.67	2.76	2.15
	March 29, 2024	(Note 7)	25,000	–	–	–	(12,500)	12,500	Nil	2.29[11]	2.29	2.02
	March 31, 2025	(Note 9)	22,500	–	–	–	(7,500)	15,000	Nil	2.03	1.89	2.00
Employees in aggregate												
	December 29, 2023	(Note 6)	9,284	–	–	(269)	(8,385)	630	Nil	2.67	2.76	2.14
	March 29, 2024	(Note 8)	316,627	–	–	(1,500)	(157,562)	157,565	Nil	2.29[11]	2.67	2.02
	December 20, 2024	(Note 8)	163,000	–	–	(250)	–	162,750	Nil	2.31	2.32	N.A.
	December 20, 2025	(Note 8)	15,000	–	–	(7,500)	–	7,500	Nil	1.96[12]	1.96	N.A.
	June 29, 2026	(Note 10)	–	5,000	–	–	–	5,000	Nil	2.00	2.01	N.A.
			599,803	**5,000**	**–**	**(9,519)**	**(206,839)**	**388,445**				

Other Information

Notes:

(1) Upon the Share Subdivision that came into effect on October 30, 2023, one RSU granted under the 2022 Share Incentive Plan entitles the grantee to acquire ten Shares.

(2) Certain Shares issued under the share incentive plans of the Company before the date on which Primary Conversion became effective were utilized to satisfy the RSUs granted under the 2022 Share Incentive Plan upon vesting.

The numbers of RSUs vested are calculated in accordance with the respective vesting schedules of the grants under the 2022 Share Incentive Plan. There might be discrepancies between the RSUs vested during the Reporting Period and those actually settled as the settlement process could take several days, particularly when the vesting date fell on a non-business day.

(3) The closing price, weighted average closing price or fair value in this column has taken the Share Subdivision into account (where applicable).

(4) The fair value in this column refers to the fair value of RSUs at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 14 to the condensed consolidated financial statements.

(5) The weighted average closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the RSUs were vested.

(6) The RSUs granted by the Company on December 29, 2023 were divided into three batches subject to different vesting arrangements, including:

(a) RSUs I: 100% shall vest on the date of grant, provided that such vested RSUs and/or the underlying Shares and ADSs shall be subject to a 12-month lock-up period starting from the date of grant, during which no RSUs, the underlying Shares and ADSs and/or any interests thereof shall be assigned, transferred, or otherwise disposed of by the grantee;

(b) RSUs II: (i) one-third (1/3) shall vest on the date of grant; and (ii) two-third (2/3) shall vest in 30 equal monthly installments (with each installment vesting at the end of each month) following the date of grant; and

(c) RSUs III: (i) 25% shall vest on the first anniversary of the date of grant; and (ii) 75% shall vest in 36 equal monthly installments (with each installment vesting at the end of each month) following the first anniversary of the date of grant.

For details, please refer to the Company's announcement dated January 2, 2024.

(7) For RSUs granted by the Company to Directors on March 29, 2024, the first 25% of the total RSUs were vested on June 12, 2024, being the date of the annual general meeting approving such grants, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 2, 2024 and the circular dated April 25, 2024.

(8) For RSUs granted by the Company to employees on March 29, 2024, December 20, 2024 and December 20, 2025, the first 25% of the total RSUs shall vest on the date of the grant, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 2, 2024, December 23, 2024 and December 21, 2025, respectively.

(9) For RSUs granted by the Company to Ms. Jingbo Wang and Mr. Zhe Yin on March 31, 2025, the first 25% of the total RSUs shall vest on the date of the grant, and the remaining 75% of the total RSUs shall vest three equal installments on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 1, 2025.

(10) For RSUs granted by the Company to an employee on June 29, 2026, the total RSUs shall vest in four equal installments of 25% each on the first, second, third and fourth anniversary of the date of grant, respectively. The performance of the grantee for the year preceding each vesting date will be assessed based on several key performance indicators with reference to the achievement of the overall financial and operational goals of the Group, such as the Group's total revenues and adjusted net income attributable to the Shareholders (non-GAAP) for the preceding year, as well as other criteria including client acquisition and operational efficiency, among others. In addition, the grantee shall also comply with the internal policies of the Company during the year preceding each vesting date and maintain a clean record. For details, please refer to the Company's announcement dated June 30, 2026.

(11) The date of grant is a non-trading day for the Company's ADS traded on the New York Stock Exchange. For illustration purpose, the closing price of the ADSs on the trading day immediately prior to the date of grant (i.e. March 28, 2024 (U.S. Eastern Time)) was used to present the market price of the ADSs, which is US $11.43 per ADS.

(12) The date of grant is a non-trading day for the Company's ADS traded on the New York Stock Exchange. For illustration purpose, the closing price of the ADSs on the trading day immediately prior to the date of grant (i.e. December 19, 2025 (U.S. Eastern Time)) was used to present the market price of the ADSs, which is US$9.82 per ADS.

The number of underlying Shares pursuant to the options and awards available for grant under the scheme mandate limit and the service provider sublimit at the beginning and the end of the Reporting Period are set out below:

	Scheme Mandate Limit		**Service Provider Sublimit**	
	Available for grant as of January 1, 2026	**Available for grant as of June 30, 2026**	**Available for grant as of January 1, 2026**	**Available for grant as of June 30, 2026**
Number of underlying Shares pursuant to the options and awards	**15,568,075**	**15,613,260**	**600,000**	**600,000**

The number of Shares that may be issued in respect of share options and awards granted under all schemes of the Company during the Reporting Period is 50,000, representing 0.01% of the weighted average number of Shares in issue (excluding treasury shares) for the Reporting Period (i.e. 343,432,880 Shares). Among the above 50,000 Shares may be issued, the Company issued nil Shares to satisfy the RSUs granted under the 2022 Share Incentive Plan during the Reporting Period.

Other Information

Purchase, Sale or Redemption of the Company's Listed Securities

On August 29, 2024, the Board authorized a share repurchase program (the "**Share Repurchase Program**"), under which the Company may repurchase up to US$50 million of its ADSs or Shares, effective on the same date. The authorized term for carrying out the Share Repurchase Program is two years. For further details of the Share Repurchase Program, please refer to the Company's announcement dated August 29, 2024.

During the Reporting Period, the Company repurchased a total of 1,816,751 ADSs (representing 9,083,755 Shares) on the NYSE for cancellation for an aggregate consideration of US$20,421,177.21 (before expenses), of which nil has been canceled as of June 30, 2026. The repurchase was effectuated by the Board for the enhancement of shareholder value in the long term. As all ADSs repurchased by the Company during the Reporting Period were for the purpose of cancellation rather than to be held in treasury, the Company did not hold any treasury shares as of June 30, 2026. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

NYSE

Month (U.S. Eastern Time)	No. of ADS repurchased	No. of Shares equivalent to the ADS	Highest price paid (per ADS) *(US$)*	Lowest price paid (per ADS) *(US$)*	Aggregate consideration paid (before expenses) *(US$)*
January 2026	535,327	2,676,635	12.00	10.22	6,059,724.68
February 2026	357,127	1,785,635	12.00	11.17	4,212,609.99
March 2026	723,181	3,615,905	11.99	9.79	8,143,000.88
April 2026	198,693	993,465	10.00	9.87	1,981,615.24
May 2026	2,423	12,115	10.00	9.97	24,226.42
Total	**1,816,751**	**9,083,755**			**20,421,177.21**

On July 7, 2026 (U.S Eastern Time), the Company cancelled 9,378,935 Shares, underlying the 1,875,787 ADSs repurchased on the NYSE from December 23, 2025 to May 27, 2026 (U.S. Eastern Time) for cancellation, after evaluating the then market conditions as well as the Company's capital management plan. The Company did not hold any treasury shares as of the date of this interim report.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period.

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code save for the following. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Code Provision B.3.5 of the Corporate Governance Code requires issuers to appoint at least one director of a different gender to the nomination committee. During the Reporting Period, the composition of the Corporate Governance and Nominating Committee comprised directors of the same gender, who are three highly qualified female Directors. The Board believes that the underlying policy intent of this code provision – to promote gender diversity and mitigate the risk of historically male-dominated governance structures – was effectively satisfied by such composition. Consequently, the Board considered that the spirit and objective of the code provision had been fully observed. With effect from August 29, 2026, Ms. Cynthia Jinhong Meng ceased to be a member of the Corporate Governance and Nominating Committee and Mr. David Zhang was appointed as a member of the committee. Following such changes, the Company has complied with Code Provision B.3.5. Upon such appointment, and therefore has fully complied with the Corporate Governance Code. The Board will continue to evaluate the committee's composition from time to time and will factor in gender diversity, alongside requisite expertise and experience, when identifying suitable candidates in the future.

Compliance with the Model Code for Securities Transactions by Directors

The Company had implemented the Management Control Measures on Material Non-Public Information and the Policy on Prohibition of Insider Dealing (the "**Code**") and on August 22, 2024, further adopted the Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Statement**") as an amendment to the Code. The Statement, with terms no less exacting than the Model Code, serves as the Company's own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Statement.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Statement during the Reporting Period.

Other Information

Disclosure of Changes in Directors' Information Pursuant to Hong Kong Listing Rule 13.51B(1)

Since the date of the Company's 2025 annual report, certain changes in relation to the information of the Directors under Rule 13.51B(1) of the Hong Kong Listing Rules are as follows:

- Ms. Cynthia Jinhong Meng (孟晉紅) retired as an independent Director and ceased to be a member of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee with effect from the end of August 28, 2026.

- Mr. David Zhang (張彤) was re-designated from a non-executive Director as an independent Director with effect from August 29, 2026. He was also appointed as a member of the Corporate Governance and Nominating Committee with effect from August 29, 2026.

- Ms. Tianjing Zhang (張天鏡) was appointed as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the NYSE Rules and Regulations with effect from August 29, 2026. She was also appointed as a member of the Audit Committee with effect from August 29, 2026.

- Ms. Xiangrong Li (李向榮) was appointed as a member of the Compensation Committee with effect from August 29, 2026.

For further details, please refer to the announcement of the Company dated August 28, 2026.

Mr. David Zhang (張彤) was appointed as an independent Director of GDS Holdings Limited, the shares of which are listed on the NASDAQ Stock Market (ticker symbol: GDS) and the Hong Kong Stock Exchange (stock code: 9698) in June 2026.

Save as disclosed above, the Directors hereby confirm that no other information is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules since the date of the Company's 2025 annual report and as of the date of this interim report.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

Other Information

Differences Between U.S. GAAP and IFRS

The condensed consolidated financial statements for the six months ended June 30, 2026 are prepared by the Directors of the Company under U.S. GAAP, which is different from IFRS. A reconciliation statement setting out the financial effect of any material differences between the financial statements prepared under U.S. GAAP and financial statements prepared using IFRS has been included in this interim report. Please refer to Note 21 to the condensed consolidated financial statements for details.

Material Litigation

Reference is made to the Company's 2025 annual report in relation to the legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident. In December 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center) (the "**SHIAC**") in respect of such proceedings, pursuant to which, Shanghai Gopher was ordered to compensate the relevant investors, all of whom are Affected Clients (as defined below) for 70% of their principal investments, while their claims for interest or investment returns were not supported.

As of June 30, 2026, 15 legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident remained pending, involving an aggregate claimed investment amount of approximately RMB77.4 million. Subsequent to June 30, 2026 and up to the date of this interim report, one additional arbitration case was initiated against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident, involving an additional disputed amount of approximately RMB1.0 million. Based on the arbitration awards issued to date, the management of the Group assessed the possible outcomes of the pending proceedings and made appropriate adjustments to the relevant contingent liabilities.

As of the date of this interim report, SHIAC had issued similar arbitration awards in respect of an aggregate of 96 independent cases, involving 94 Affected Clients (as defined below)[3] and with an aggregate disputed amount of approximately RMB305.8 million.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the six months ended June 30, 2026, that, in the opinion of our Directors, were likely to have a material adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Settlement under the Settlement Arrangements

The Company voluntarily offered *ex gratia* settlement arrangements to the 818 affected clients (the "**Affected Clients**") in connection with the Camsing Incident (as defined in the Prospectus), comprising the RSU Settlement Plans and the Cash Settlement Plan described below.

3. The number of independent cases is presented without deduplicating the Affected Clients involved. Two Affected Clients were each involved in two separate cases relating to separate fund investments. Accordingly, the 96 independent cases involved 94 Affected Clients on a deduplicated basis.

Other Information

RSU Settlement Plans

Reference is made to the Company's 2025 annual report and its circular dated April 30, 2026 (the "**2026 AGM Circular**").

Prior to the Listing Date, the Company voluntarily offered two RSU vesting plans (Plan A and Plan B), to the Affected Clients (collectively, the "**Previous RSU Settlement Plan**"). As of the Listing Date, 595 of the 818 Affected Clients had accepted settlement offers under the Previous RSU Settlement Plan. In 2024, the Company voluntarily offered a further RSU settlement plan to the remaining 223 Affected Clients (the "**New RSU Settlement Plan**" and, together with the Previous RSU Settlement Plan, the "**RSU Settlement Plans**"). As of June 30, 2026, eight of those 223 Affected Clients had accepted settlement offers under the New RSU Settlement Plan. Accordingly, as of June 30, 2026, a total of 603 Affected Clients had accepted settlement offers under the RSU Settlement Plans (the "**RSU Settlement Clients**"), while the remaining 215 Affected Clients had not accepted a settlement offer under either of the RSU Settlement Plans (the "**Remaining Affected Clients**"). Under the RSU Settlement Plans, each Affected Client who accepted a settlement offer would receive RSUs subject to the applicable vesting schedule, with the corresponding Shares to be issued upon vesting of such RSUs.

Reference is made to the 2026 AGM Circular and the poll results announcement of the Company in relation to the annual general meeting held on June 11, 2026 (the "**2026 AGM**"). Pursuant to an ordinary resolution passed by the Shareholders at the 2026 AGM, the Board was authorized to effect the accelerated vesting of all RSUs granted to the RSU Settlement Clients and remaining outstanding as of the date of the relevant Board resolution (the "**Accelerated Vesting**"). Under the Accelerated Vesting, all such outstanding RSUs would vest in full in a single tranche, except for any RSUs that had vested or were due to vest in accordance with their original vesting schedules before the relevant Board resolution. The Accelerated Vesting involved the allotment and issue of up to 15,373,813 Shares. The Shareholders also approved the allotment and issue of up to 11,575,680 Shares upon the grant and vesting of up to 1,157,568 RSUs to any of the Remaining Affected Clients who may accept a settlement offer under the New RSU Settlement Plan before the conclusion of the Company's next annual general meeting.

During the Reporting Period and from June 30, 2026 up to the date of this interim report, none of the Remaining Affected Clients accepted a settlement offer under the New RSU Settlement Plan.

During the Reporting Period, (i) 17,833 RSUs involving 178,330 Shares, represented by 35,666 ADSs, vested in accordance with their original vesting schedules, and the corresponding Shares were issued on June 2, 2026 (U.S. Eastern Time); and (ii) pursuant to the Accelerated Vesting approved at the 2026 AGM, all RSUs remaining outstanding under the RSU Settlement Plans vested in full in a single tranche, and 15,195,483 Shares were issued on June 27, 2026 (U.S. Eastern Time).

As of June 30, 2026, an aggregate of 3,770,377 RSUs involving 37,703,770 Shares, represented by 7,540,754 ADSs, had been granted to the RSU Settlement Clients under the RSU Settlement Plans. All such RSUs had vested, and no RSUs granted under the RSU Settlement Plans remained outstanding. From June 30, 2026 and up to the date of this interim report, no additional RSUs had been granted or vested under the RSU Settlement Plans.

Cash Settlement Plan

During the second quarter of 2026, the Company, through relevant Group entities, voluntarily offered an *ex gratia* cash settlement plan to the 215 Remaining Affected Clients, including those involved in arbitration proceedings relating to the Camsing Incident (the "**Cash Settlement Plan**").

Under the Cash Settlement Plan, each Remaining Affected Client may elect to settle their claims in cash through either a one-off lump-sum payment or installment payments. Participation in the Cash Settlement Plan is voluntary and subject to the relevant Remaining Affected Client entering into a settlement agreement with the relevant Group entities, pursuant to which such Affected Client agrees to release the Group from claims arising out of or in connection with the Camsing Incident. The Cash Settlement Plan is offered on an *ex gratia* basis and does not constitute an admission of liability by the Company or any other member of the Group. The Company may, at its discretion, vary or withdraw the Cash Settlement Plan.

During the Reporting Period, 21 of the 215 Remaining Affected Clients entered into settlement agreements under the Cash Settlement Plan. From June 30, 2026 and up to the date of this interim report, an additional 47 Remaining Affected Clients entered into such settlement agreements. Accordingly, as of the date of this interim report, a total of 68 Remaining Affected Clients had entered into settlement agreements under the Cash Settlement Plan, leaving 147 Affected Clients who had neither accepted a settlement offer under the RSU Settlement Plans nor entered into a settlement agreement under the Cash Settlement Plan.

Events after the Reporting Period

Save as disclosed in this interim report, there were no significant events that might materially affect the Group after June 30, 2026 and immediately before the date of this interim report.

Continuing Disclosure Obligations Pursuant to the Hong Kong Listing Rules

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. All references above to other sections, reports or notes in this interim report form part of this interim report.

Review of the Interim Results and Interim Report

The Audit Committee has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2026. In addition, the independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2026 in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."

Other Information

Approval of Interim Report

The interim report and the condensed consolidated financial statements of the Group for the six months ended June 30, 2026 were approved and authorized for issue by the Board on August 26, 2026.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong
August 26, 2026

Report on Review of Condensed Consolidated Financial Statements

Deloitte. 德勤

To the Board of Directors of Noah Holdings Private Wealth and Asset Management Limited
(incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Introduction

We have reviewed the condensed consolidated financial statements of Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**") set out on pages 38 to 79, which comprise the condensed consolidated balance sheet of the Group as of June 30, 2026 and the related condensed consolidated statement of operations, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows of the Group for the six-month period then ended, and notes to the condensed consolidated financial statements. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" ("**HKSRE 2410**") as issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with U.S. GAAP.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

August 26, 2026

Condensed Consolidated Balance Sheet

(Amount in Thousands, Except Share and Per Share Data)

	Notes	December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)	June 30, 2026 US$ (Unaudited)
Assets				
Current assets:				
Cash and cash equivalents		4,360,918	**4,322,663**	**637,082**
Restricted cash		11,143	**10,183**	**1,501**
Short-term investments (including short-term investments measured at fair value of RMB268,212 and RMB233,615 as of December 31, 2025 and June 30, 2026, respectively)	5	657,563	**711,704**	**104,892**
Accounts receivable, net of allowance for credit losses of RMB12,010 and RMB15,823 as of December 31, 2025 and June 30, 2026, respectively	4	420,132	**323,537**	**47,683**
Amounts due from related parties, net of allowance for credit losses of RMB8,168 and RMB7,510 as of December 31, 2025 and June 30, 2026, respectively	18	596,800	**826,165**	**121,762**
Loans receivable, net of allowance for credit losses of RMB79,570 and RMB85,076 as of December 31, 2025 and June 30, 2026, respectively	12	112,416	**133,506**	**19,676**
Other current assets		201,573	**248,491**	**36,623**
Total current assets		6,360,545	**6,576,249**	**969,219**
Long-term investments (including long-term investments measured at fair value of RMB790,747 and RMB790,582, as of December 31, 2025 and June 30, 2026, respectively)	5	1,172,012	**1,051,622**	**154,990**
Investments in affiliates	7	1,326,131	**1,157,714**	**170,626**
Property and equipment, net	8	2,356,440	**2,299,705**	**338,935**
Operating lease right-of-use assets, net	13	103,027	**97,419**	**14,358**
Deferred tax assets	11	310,287	**315,333**	**46,474**
Other non-current assets, net of allowance for credit losses of RMB13,431 and RMB13,431 as of December 31, 2025 and June 30, 2026, respectively		112,492	**138,862**	**20,466**
Total Assets		11,740,934	**11,636,904**	**1,715,068**

Condensed Consolidated Balance Sheet

(Amount in Thousands, Except Share and Per Share Data)

	Notes	December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)	June 30, 2026 US$ (Unaudited)
Liabilities and Equity				
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Private Wealth and Asset Management Limited See Note 2(b))				
Accrued payroll and welfare expenses		407,558	**285,789**	**42,120**
Income tax payable		147,510	**101,738**	**14,994**
Deferred revenues		54,398	**63,086**	**9,298**
Dividend payable	20	–	**612,000**	**90,198**
Contingent liabilities	19	505,496	**454,531**	**66,990**
Other current liabilities	9	312,240	**306,986**	**45,244**
Total current liabilities		1,427,202	**1,824,130**	**268,844**
Deferred tax liabilities	11	263,608	**259,678**	**38,272**
Operating lease liabilities, non-current	13	60,344	**51,022**	**7,520**
Other non-current liabilities		6,820	**13,111**	**1,932**
Total Liabilities		1,757,974	**2,147,941**	**316,568**
Contingencies	19			
Shareholders' equity:				
Ordinary shares (US$0.00005 par value): 1,000,000,000 shares authorized, 335,258,287 shares issued and 333,370,340 shares outstanding as of December 31, 2025 and 1,000,000,000 shares authorized, 352,607,750 shares issued and 341,649,303 shares outstanding as of June 30, 2026		113	**115**	**17**
Treasury stock		(4,102)	**(144,976)**	**(21,367)**
Additional paid-in capital		3,973,997	**3,991,333**	**588,250**
Retained earnings		5,815,092	**5,559,990**	**819,441**
Accumulated other comprehensive income (loss)		41,751	**(76,246)**	**(11,237)**
Total Noah Holdings Private Wealth and Asset Management Limited shareholders' equity		9,826,851	**9,330,216**	**1,375,104**
Non-controlling interests		156,109	**158,747**	**23,396**
Total Shareholders' Equity		9,982,960	**9,488,963**	**1,398,500**
Total Liabilities and Shareholders' Equity		11,740,934	**11,636,904**	**1,715,068**

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	Six Months Ended June 30, 2025 RMB (Unaudited)	2026 RMB (Unaudited)	2026 US$ (Unaudited)
Revenues:				
Revenues from others				
One-time commissions		309,458	199,745	29,439
Recurring service fees		313,643	303,427	44,720
Performance-based income		27,878	177,163	26,111
Other service fees		85,599	69,594	10,257
Total revenues from others		736,578	749,929	110,527
Revenues from funds Gopher/Olive[1] manages				
One-time commissions		5,181	1,823	269
Recurring service fees		489,133	442,178	65,169
Performance-based income		23,830	62,862	9,265
Total revenues from funds Gopher/Olive manages		518,144	506,863	74,703
Total revenues	10	1,254,722	1,256,792	185,230
Less: VAT related surcharges		(10,627)	(11,142)	(1,642)
Net revenues		1,244,095	1,245,650	183,588
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation		(246,284)	(201,908)	(29,758)
Other compensations		(356,878)	(324,941)	(47,890)
Total compensation and benefits		(603,162)	(526,849)	(77,648)
Selling expenses		(113,383)	(92,289)	(13,602)
General and administrative expenses		(135,637)	(141,684)	(20,882)
Provision for credit losses	2(f)	(44,038)	(10,839)	(1,597)
Other operating expenses, net		(24,275)	(39,104)	(5,763)
Government subsidies		23,434	17,358	2,558
Total operating cost and expenses		(897,061)	(793,407)	(116,934)
Income from operations		347,034	452,243	66,654

Condensed Consolidated Statement of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	Six Months Ended June 30, 2025 RMB (Unaudited)	2026 RMB (Unaudited)	2026 US$ (Unaudited)
Other income:				
Interest income		66,306	**62,495**	**9,211**
Investment (loss) income		(7,668)	**39,789**	**5,864**
Reversal of contingent litigation expenses		343	**4,952**	**730**
Other income (loss)		10,967	**(32,371)**	**(4,771)**
Total other income		69,948	**74,865**	**11,034**
Income before taxes and income from equity in affiliates		416,982	**527,108**	**77,688**
Income tax expense	11	(124,295)	**(156,604)**	**(23,081)**
Income (loss) from equity in affiliates		35,669	**(10,426)**	**(1,537)**
Net income		328,356	**360,078**	**53,070**
Less: net income attributable to non-controlling interests		816	**3,180**	**469**
Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		327,540	**356,898**	**52,601**
Net income per share:	3			
Basic		0.94	**1.04**	**0.15**
Diluted		0.93	**1.03**	**0.15**
Weighted average number of shares used in computation:				
Basic		349,281,037	**343,432,880**	**343,432,880**
Diluted		351,937,458	**346,558,712**	**346,558,712**

Note 1: Gopher/Olive refers to the Group's subsidiaries and consolidated variable interest entities ("**VIEs**") under the brands Gopher Asset Management and Olive Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income

(Amount in Thousands)

	Note	Six Months Ended June 30, 2025 RMB (Unaudited)	2026 RMB (Unaudited)	2026 US$ (Unaudited)
Net income		328,356	**360,078**	**53,070**
Other comprehensive income (loss), net of tax				
Foreign currency translation adjustments	2(e)	(87,598)	**(117,904)**	**(17,377)**
Fair value fluctuation of available-for-sale investments		469	**354**	**52**
Total other comprehensive income (loss), net of tax		(87,129)	**(117,550)**	**(17,325)**
Comprehensive income		241,227	**242,528**	**35,745**
Less: comprehensive income attributable to non-controlling interests		509	**3,627**	**535**
Comprehensive income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		240,718	**238,901**	**35,210**

The accompanying note is an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Noah Holdings Limited Shareholders' Equity	Non-controlling Interests	Total Shareholders' Equity
	Shares[2]	RMB[1]	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2025 (Audited)	333,457,044	113	(3,063,510)	(53,345)	3,907,992	5,904,540	186,548	9,945,848	66,892	10,012,740
Net income	–	–	–	–	–	327,540	–	327,540	816	328,356
Dividend recognized as distribution (Note 20)	–	–	–	–	–	(550,000)	–	(550,000)	–	(550,000)
Share-based compensation	–	–	–	–	37,788	–	–	37,788	–	37,788
Ordinary shares issued for settlement, net (Note 15)	223,492	–	–	–	–	–	–	–	–	–
Ordinary shares issued for vesting of restricted shares, net of withheld for employee taxes	2,236,620	1	–	–	(1,560)	–	–	(1,559)	–	(1,559)
Other comprehensive income (loss) - foreign currency translation adjustments	–	–	–	–	–	–	(87,291)	(87,291)	(307)	(87,598)
Repurchase of treasury stock	–	–	(3,699,170)	(48,194)	–	–	–	(48,194)	–	(48,194)
Gain on change in fair value of available-for-sale investments	–	–	–	–	–	–	469	469	–	469
Divestment of non-controlling interests	–	–	–	–	–	–	–	–	(30,239)	(30,239)
Balance at June 30, 2025 (Unaudited)	335,917,156	114	(6,762,680)	(101,539)	3,944,220	5,682,080	99,726	9,624,601	37,162	9,661,763

Condensed Consolidated Statement of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Noah Holdings Limited Shareholders' Equity	Non-controlling Interests	Total Shareholders' Equity
	Shares[2]	RMB[1]	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2026 (Audited)	333,665,520	113	(295,180)	(4,102)	3,973,997	5,815,092	41,751	9,826,851	156,109	9,982,960
Net income	–	–	–	–	–	356,898	–	356,898	3,180	360,078
Dividend recognized as distribution (Note 20)	–	–	–	–	–	(612,000)	–	(612,000)	–	(612,000)
Share-based compensation	–	–	–	–	18,591	–	–	18,591	–	18,591
Ordinary shares issued for settlement, net (Note 15)	15,373,813	1	–	–	(1)	–	–	–	–	–
Ordinary shares issued for vesting of restricted shares, net of withheld for employee taxes	1,988,905	1	–	–	(1,254)	–	–	(1,253)	–	(1,253)
Other comprehensive loss – foreign currency translation adjustments	–	–	–	–	–	–	(118,351)	(118,351)	447	(117,904)
Repurchase of treasury stock	–	–	(9,083,755)	(140,874)	–	–	–	(140,874)	–	(140,874)
Gain on change in fair value of available-for-sale investments	–	–	–	–	–	–	354	354	–	354
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(989)	(989)
Balance at June 30, 2026 (Unaudited)	351,028,238	115	(9,378,935)	(144,976)	3,991,333	5,559,990	(76,246)	9,330,216	158,747	9,488,963

Notes:

1. The amount less than RMB1 is rounded to zero.

2. As of June 30, 2026, 1,579,512 ordinary shares were issued in relation to the share awards for employees (Note 14) which is subject to future vesting. These shares are considered legally issued but not outstanding, which is not included in the share number presented herein.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	For the Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash flows from operating activities:			
Net income	328,356	**360,078**	**53,070**
Adjustments to reconcile net income to net cash provided by operating activities:		**–**	**–**
Loss from disposal of property and equipment	1,365	**45**	**7**
Depreciation expense	78,954	**77,754**	**11,460**
Non-cash lease expenses	25,002	**22,102**	**3,257**
Share-based compensation expenses	37,788	**18,591**	**2,740**
Foreign exchange (gain) loss	(6,290)	**15,864**	**2,338**
(Income) loss from equity in affiliates, net of dividends	(18,225)	**56,687**	**8,355**
Provision for credit losses	44,038	**10,839**	**1,597**
Fair value losses (gains) of equity investments measured at fair value	37,750	**(9,719)**	**(1,432)**
Fair value gains of the consolidated funds	–	**(1,745)**	**(257)**
Changes in operating assets and liabilities:			
Accounts receivable	57,974	**92,306**	**13,604**
Amounts due from related parties	(90,896)	**(131,785)**	**(19,423)**
Other current assets	(2,940)	**(46,918)**	**(6,915)**
Other non-current assets	15,452	**(28,414)**	**(4,188)**
Accrued payroll and welfare expenses	(88,109)	**(121,769)**	**(17,947)**
Income tax payable	(8,401)	**(45,772)**	**(6,746)**
Deferred revenues	(10,162)	**8,688**	**1,280**
Other current liabilities	(87,298)	**(6,591)**	**(971)**
Other non-current liabilities	(5,256)	**6,291**	**927**
Contingent Liabilities	–	**(47,184)**	**(6,954)**
Lease assets and liabilities	(22,002)	**(25,981)**	**(3,829)**
Trading debt securities	(4,434)	**2,993**	**441**
Deferred tax assets and liabilities	(1,757)	**(8,976)**	**(1,323)**
Net cash provided by operating activities	280,909	**197,384**	**29,091**

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	For the Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash flows from investing activities:			
Purchases of property and equipment	(48,200)	**(19,387)**	**(2,857)**
Proceeds from disposals of property, plant and equipment		**21**	**3**
Proceeds from redemption of held-to-maturity investments and term deposits	830,050	**478,061**	**70,457**
Purchase of held-to-maturity investments and term deposits	(996,216)	**(470,865)**	**(69,397)**
Proceeds from sale of available-for-sale investments	–	**30,000**	**4,421**
Proceeds from short-term equity securities	–	**66,432**	**9,791**
Proceeds from sale of other long-term investments	2,026	**3,304**	**487**
Purchase of investments held by consolidated fund	–	**(19,677)**	**(2,900)**
Proceeds from investments held by consolidated fund	27,402	**8,108**	**1,195**
Loans to related parties	(7,584)	**(166,399)**	**(24,524)**
Principal collection of loans to related parties	6,068	**69,477**	**10,240**
Loans disbursement to third parties	(88)	**(31,740)**	**(4,678)**
Principal collection of loans originated to third parties	20,248	**2,955**	**436**
Increase in investments in affiliates	(636)	**(963)**	**(142)**
Capital return from investments in affiliates	15,232	**35,750**	**5,269**
Net cash used in investing activities	(151,698)	**(14,923)**	**(2,199)**

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash flows from financing activities:			
Divestment of non-controlling interests	(30,239)	–	–
Distributions to non-controlling interests	–	(989)	(146)
Payments of assumed liability resulting from certain asset acquisition	(915)	(569)	(84)
Payment for withholding tax related to share-based compensation	(1,547)	(1,253)	(185)
Payment for repurchase of ordinary shares	(48,194)	(140,874)	(20,762)
Net cash used in financing activities	(80,895)	(143,685)	(21,177)
Effect of exchange rate changes	(46,888)	(77,991)	(11,494)
Net increases (decreases) in cash, cash equivalents and restricted cash	1,428	(39,215)	(5,779)
Cash, cash equivalents and restricted cash – beginning of the period	3,838,535	4,379,561	645,467
Cash, cash equivalents and restricted cash – end of the period	3,839,963	4,340,346	639,688
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	134,258	211,441	31,163
Supplemental disclosure of non-cash investing and financing activities:			
Payables related to purchase of property and equipment	27,598	25,637	3,778
Dividends declared but not yet paid	550,000	612,000	90,198
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	29,472	23,819	3,510
Reconciliation to amounts on condensed consolidated balance sheets:			
Cash and cash equivalents – end of the period	3,821,846	4,322,663	637,082
Restricted cash	10,617	10,183	1,501
Restricted cash – non-current included in other non-current assets	7,500	7,500	1,105
Total cash, cash equivalents and restricted cash – end of the period	3,839,963	4,340,346	639,688

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**"), is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. ("**Noah Investment**"), a consolidated VIE, founded in the People's Republic of China ("**PRC**") in August 2005.

As of June 30, 2026, the Group conducted its business operations across more than 200 subsidiaries. The Company's principal subsidiaries are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Upright Fund Distribution Co., Ltd.	Wealth management in the PRC	November 18, 2003, PRC	RMB150 million	Limited liability company	100%
Shanghai Noah Investment (Group) Co., Ltd.	Wealth management in the PRC	August 24, 2007, PRC	US$213.3 million	Limited liability company	100%
Glory insurance (Hong Kong) Limited (formerly known as "Noah Insurance (Hong Kong) Limited")	Wealth management in Hong Kong	January 3, 2011, Hong Kong	HK$1 million	Limited liability company	100%
Ark Group Holdings (Hong Kong) Limited (formerly known as "Noah Holdings (Hong Kong) Limited")	Wealth and asset management in Hong Kong	September 1, 2011, Hong Kong	HK$80 million	Limited liability company	100%
Gopher Capital GP Limited	Asset management in the Cayman Islands	May 11, 2012, Cayman Islands	US$100	Limited liability company	100%
Wuhu Fangtiao Technology Co., Ltd.	Internal administration in the PRC	November 28, 2019, PRC	RMB1 million	Limited liability company	100%
Shanghai Nuohong Real Estate Co., Ltd.	Holding company of Noah Wealth Center in the PRC	May 30, 2013, PRC	RMB100 million	Limited liability company	100%
Ark Group International (Hong Kong) Limited (formerly known as "Noah International (Hong Kong) Limited")	Wealth and asset management in Hong Kong	January 7, 2015, Hong Kong	HK$274.9 million and US$18.9 million	Limited liability company	100%

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities (Continued)

As of June 30, 2026, the Company's principal consolidated VIEs are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Investment	Asset management in the PRC	August 26, 2005, PRC	RMB30 million	Limited liability company	Controlled under the contractual arrangements
Gopher Asset Management Co., Ltd.	Asset management in the PRC	February 9, 2012, PRC	RMB100 million	Limited liability company	Controlled under the contractual arrangements
Shanghai Gopher Asset Management Co., Ltd.	Asset management in the PRC	December 14, 2012, PRC	RMB12.5 million	Limited liability company	Controlled under the contractual arrangements
Shanghai Gopher Massa Asset Management Co., Ltd.	Asset management in the PRC	June 29, 2015, PRC	RMB10 million	Limited liability company	Controlled under the contractual arrangements

2. Summary of Principal Accounting Policies

(a) Basis of Presentation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") and include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**").

Certain information and note disclosures normally included in the Group's annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated balance sheet as of December 31, 2025 was derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the condensed consolidated financial statements are presented fairly and that estimates made in preparing its condensed consolidated financial statements are reasonable and prudent. There have been no significant changes to the significant accounting policies disclosed in Note 2 of the audited consolidated financial statements for the year ended December 31, 2025. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) has the right to receive the economic benefits of and the obligation to absorb losses of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation through contractual arrangements

The Company had been engaged in the asset management business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd. ("**Noah Group**"), its PRC VIE, Noah Investment, and Noah Investment's shareholders ("**Registered Shareholders**").

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Group, entered into a series of contractual arrangements with Noah Investment and the Registered Shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders' equity interests in it. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm's length and therefore are not deemed as variable interests. The Group performs a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs. Such limited partnerships are deemed as VIEs not consolidated by the Group if the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group also manages contractual funds as fund manager and earns management fee and/or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.

The Group does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group's condensed consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds (Continued)

		As of	
	December 31, 2025 RMB (Audited)	**June 30, 2026 RMB (Unaudited)**	**June 30, 2026 US$ (Unaudited)**
Current assets[1]	2,208,245	**2,412,375**	**355,539**
Non-current assets	1,764,381	**1,578,571**	**232,651**
Total assets	3,972,626	**3,990,946**	**588,190**
Current liabilities	345,928	**531,541**	**78,338**
Non-current liabilities	50,363	**48,525**	**7,151**
Total liabilities	396,291	**580,066**	**85,489**

	Six Months Ended June 30,		
	2025 RMB (Unaudited)	**2026 RMB (Unaudited)**	**2026 US$ (Unaudited)**
Net revenues	277,643	**304,013**	**44,806**
Net income	35,897	**63,943**	**9,424**
Cash flows used in operating activities	(313,038)	**(120,693)**	**(17,788)**
Cash flows provided by investing activities	92,160	**270,537**	**39,872**
Cash flows provided by financing activities	–	**–**	**–**

Note 1: amounts due from the Group's subsidiaries of RMB952.0 million are included in the current assets, which are eliminated in the process of preparing the condensed consolidated financial statements.

The VIEs contributed an aggregate of 22.2% and 24.4% of the consolidated net revenues for the six months ended June 30, 2025 and 2026, respectively and an aggregate of 10.9% and 17.8% of the consolidated net income for the six months ended June 30, 2025 and 2026, respectively. As of December 31, 2025 and June 30, 2026, the VIEs accounted for an aggregate of 31.5% and 34.3%, respectively, of the consolidated total assets.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds (Continued)

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

As of December 31, 2025 and June 30, 2026, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group's maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2025 and June 30, 2026, respectively.

		As of	
	December 31, 2025 RMB (Audited)	**June 30, 2026 RMB (Unaudited)**	**June 30, 2026 US$ (Unaudited)**
Amounts due from related parties	4,045	**4,722**	**696**
Investments	490,154	**444,772**	**65,551**
Maximum exposure to loss in non-consolidated VIEs	494,199	**449,494**	**66,247**

The Group has not provided other form of financial support to these non-consolidated VIEs during the six months ended June 30, 2025 and 2026, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2025 and June 30, 2026.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group's condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of Level 3 investments, assumptions related to the consolidation of entities in which the Group holds variable interests and loss contingencies.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loans receivable and investments. All of the Group's cash and cash equivalents and more than half of investments are held at financial institutions, Group's management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2025 and June 30, 2026. In addition, the Group's investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There was no investment product provider which accounted for more than 10% or more of total revenues for the six months ended June 30, 2025 and 2026, respectively.

(e) Foreign Currency Translation

The Company's reporting currency is Renminbi ("**RMB**"). The Company's functional currency is the United States dollar ("**U.S. dollar** or **US$**"). The Company's operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group's overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the condensed consolidated statements of comprehensive income.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(e) Foreign Currency Translation (Continued)

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.7851 on June 30, 2026, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f) Allowance for credit losses

The following table summarizes the changes of allowances for each category of affected assets:

	Six Months Ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	**(Unaudited)**
Amounts due from related parties:		
Balance as of the beginning of the period	7,484	**8,168**
Provisions	57	**1,863**
Reversal	(97)	**(2,169)**
Write off	(57)	**(352)**
Balance as of the end of the period	7,387	**7,510**
Accounts receivable:		
Balance as of the beginning of the period	17,199	**12,010**
Provisions	15,016	**5,226**
Reversal	(2,728)	**(937)**
Write off	(11,832)	**–**
Foreign currency adjustments	210	**(476)**
Balance as of the end of the period	17,865	**15,823**
Other current assets:		
Balance as of the beginning of the period	–	**–**
Provisions	6,229	**–**
Write off	(6,229)	**–**
Balance as of the end of the period	–	**–**

There was no change of allowance for other non-current assets during the interim period presented. The changes of allowances for loan losses are detailed in Note 12.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Six Months Ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
Net income attributable to ordinary shareholders-basic and diluted	327,540	**356,898**
Weighted average number of ordinary shares outstanding-basic	349,281,037	**343,432,880**
Plus: effect of dilutive non-vested restricted share awards	2,656,421	**3,125,832**
Weighted average number of ordinary shares outstanding-diluted	351,937,458	**346,558,712**
Basic net income per share	0.94	**1.04**
Diluted net income per share	0.93	**1.03**

Shares issuable to the investors of Camsing Incident (as defined in Note 15) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Six Months Ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
Non-vested restricted shares awards under share incentive plan	339,609	**23,002**
Total	339,609	**23,002**

4. Accounts Receivable, Net

Accounts receivable consisted of the following:

		As of	
	December 31, 2025	**June 30, 2026**	**June 30, 2026**
	RMB	**RMB**	**US$**
	(Audited)	**(Unaudited)**	**(Unaudited)**
Accounts receivable, gross	432,142	**339,360**	**50,016**
Allowance for credit losses	(12,010)	**(15,823)**	**(2,333)**
Accounts receivable, net	420,132	**323,537**	**47,683**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

4. Accounts Receivable, Net (Continued)

An aging analysis of accounts receivable, based on invoice date, is as follows:

		As of	
	December 31, 2025 RMB (Audited)	**June 30, 2026 RMB (Unaudited)**	**June 30, 2026 US$ (Unaudited)**
Within 1 year	391,280	**286,251**	**42,188**
1-2 years	14,342	**22,680**	**3,343**
2-3 years	6,870	**10,290**	**1,517**
3-4 years	4,061	**3,295**	**486**
Over 4 years	15,589	**16,844**	**2,482**
Accounts receivable, gross	432,142	**339,360**	**50,016**

5. Investments

The following table summarizes the Group's investment balances:

		As of	
	December 31, 2025 RMB (Audited)	**June 30, 2026 RMB (Unaudited)**	**June 30, 2026 US$ (Unaudited)**
Short-term investments			
Held-to-maturity investments and term deposits	389,351	**478,089**	**70,461**
Available-for-sale investments	32,481	**–**	**–**
Trading debt securities	145,722	**142,729**	**21,036**
Equity securities measured at fair value	90,009	**90,886**	**13,395**
Total short-term investments	657,563	**711,704**	**104,892**
Long-term investments			
Held-to-maturity investments and term deposits	355,803	**236,487**	**34,854**
Investments held by consolidated investment funds measured at fair value	244,939	**255,332**	**37,631**
Other long-term investments			
– Investments measured at fair value	545,808	**535,250**	**78,886**
– Investments measured at cost less impairment	25,462	**24,553**	**3,619**
Total other long-term investments	571,270	**559,803**	**82,505**
Total long-term investments	1,172,012	**1,051,622**	**154,990**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

5. Investments (Continued)

The Group invest in term deposits and held-to-maturity debt investments which have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. Current term deposits are bank deposits with original maturities longer than three months but less than one year. Non-current term deposits are bank deposits with maturities longer than one year. As of June 30, 2026, the long-term held-to-maturity debt securities have remaining contractual maturities ranging from more than one year to less than seven years. The Group recorded investment income on these products of RMB27,272 and RMB15,878 for the six months ended June 30, 2025 and 2026, respectively. No credit loss related to held-to-maturity investments was recognized for the six months ended June 30, 2025 and 2026, respectively.

The consolidated investment funds are, for U.S. GAAP purposes, investment companies and reflect their investments at fair value. The Group has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the condensed consolidated statements of operations as investment income.

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with no significant influence. The Group elects to measure these investments at fair value or at cost, less impairment. No impairment loss related to investments measured at cost, less impairment was recognized for the six months ended June 30, 2025 and 2026, respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement

As of December 31, 2025 and June 30, 2026, information about (i) inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using			
Description	As of December 31, 2025 RMB (Audited)	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	NAV RMB
Short-term investments					
Equity securities measured at fair value	90,009	90,009	–	–	–
Trading debt securities	145,722	145,722	–	–	–
Available-for-sale investments	32,481	–	32,481	–	–
Long-term investments					
Investments held by consolidated investment funds	244,939	–	173,926	15,777	55,236
Other long-term investments measured at fair value	545,808	–	131,478	393,746	20,584

		Fair Value Measurements at Reporting Date Using			
Description	**As of June 30, 2026 RMB (Unaudited)**	**Quoted Prices in Active Markets for Identical Assets (Level 1) RMB**	**Significant Other Observable Inputs (Level 2) RMB**	**Significant Unobservable Inputs (Level 3) RMB**	**NAV RMB**
Short-term investments					
Trading debt securities	**142,729**	**142,729**	**–**	**–**	**–**
Equity securities measured at fair value	**90,886**	**90,886**	**–**	**–**	**–**
Long-term investments					
Investments held by consolidated investment fund	**255,332**	**–**	**186,904**	**14,003**	**54,425**
Other long-term investments measured at fair value	**535,250**	**–**	**127,567**	**388,141**	**19,542**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement (Continued)

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities as they consist of bonds issued by public companies and publicly traded. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

As of December 31, 2025 and June 30, 2026, the Group had several consolidated investment funds whose underlying investments are mainly equity shares of listed companies or private companies, bonds, asset management plans, and crypto asset loan receivable (stable coin lending). The equity shares of listed companies and the bonds issued by public companies, whose fair value are determined by their quoted price in active markets, are classified as Level 1. The fair value of private company equity shares is determined by the latest transaction price, and therefore classified as Level 2. The fair value of crypto asset loan receivable is determined based on the related interest rates indicated in the loan agreement and the primary market price of the underlying crypto assets, and classified as Level 2.

Other long-term investments measured at fair value are (i) private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy, and (ii) private equity funds measured at NAV.

With respect to the private equity funds within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions.

The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. There is inherent uncertainty involved in the valuation of level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2025 and 2026, presented as follows:

	RMB
Level 3 investments as of December 31, 2024 (Audited)	561,907
Transfer of investments in fair value hierarchy from Level 3 to Level 2	(95,924)
Changes in fair value included in investment income (loss)	(41,250)
Foreign currency translation adjustments	(5,203)
Level 3 investments as of June 30, 2025 (Unaudited)	419,530
Changes in net unrealized losses included in investment income (loss) related to Level 3 investments still held as of June 30, 2025 (Unaudited)	(41,250)

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

6. Fair Value Measurement (Continued)

	RMB
Level 3 investments as of December 31, 2025 (Audited)	409,523
Changes in fair value included in investment income (loss)	(3,446)
Foreign currency translation adjustments	(3,933)
Level 3 investments as of June 30, 2026 (Unaudited)	402,144
Changes in net unrealized losses included in investment income (loss) related to Level 3 investments still held as of June 30, 2026 (Unaudited)	(3,446)

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the condensed consolidated statements of operations.

Certain equity investment was previously valued using significant unobservable inputs that required significant judgment or estimation and classified within Level 3 of the fair value hierarchy.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheets but whose fair value is practicable to estimate, which include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, held-to-maturity investments, loans receivable, other receivables and payables. The carrying amount of short-term financial instruments approximates their fair value due to the short-term nature. The carrying amount of long-term time deposits approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

7. Investments in Affiliates

The following table summarizes the Group's balances of investments in affiliates:

		As of	
	December 31, 2025 RMB (Audited)	June 30, 2026 RMB (Unaudited)	June 30, 2026 US$ (Unaudited)
Kunshan Jingzhao	800	800	118
Wanjia Win-Win	80,215	81,288	11,980
Others	6,781	6,538	964
Funds that the Group serves as general partner	1,238,335	1,069,088	157,564
– Gopher Transform Private Fund	70,260	70,260	10,355
– Real estate funds and real estate funds of funds	114,382	110,330	16,261
– Private equity funds of funds	1,020,060	854,888	125,994
– Others	33,633	33,610	4,954
Total investments in affiliates	1,326,131	1,157,714	170,626

The Group recognized impairment losses totaling RMB7,484 and nil related to investments in affiliates for the six months ended June 30, 2025 and 2026, respectively, which are recorded in (loss) income from equity in affiliates in the condensed consolidated statements of operations.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

8. Property and Equipment, Net

	As of		
	December 31, 2025 RMB (Audited)	June 30, 2026 RMB (Unaudited)	June 30, 2026 US$ (Unaudited)
Buildings	2,531,411	2,529,550	372,810
Leasehold improvements	197,308	199,206	29,359
Furniture, fixtures and equipment	133,783	133,240	19,637
Motor vehicles	3,374	3,374	497
Software	237,787	238,616	35,168
	3,103,663	3,103,986	457,471
Accumulated depreciation	(773,240)	(840,807)	(123,920)
	2,330,423	2,263,179	333,551
Construction in progress	26,017	36,526	5,384
Property and equipment, net	2,356,440	2,299,705	338,935

Depreciation expense was RMB77,118, RMB75,116 for the six months ended June 30, 2025 and 2026, respectively.

9. Other Current Liabilities

Components of other current liabilities are as follows:

	As of		
	December 31, 2025 RMB (Audited)	June 30, 2026 RMB (Unaudited)	June 30, 2026 US$ (Unaudited)
Payable to suppliers	126,192	126,705	18,674
Accrued expenses	45,810	21,379	3,151
Advance from customers	25,335	29,914	4,409
Deposits from other business	12,711	12,957	1,910
Payable to individual investors of other business	3,843	4,319	637
Payable for purchases of property and equipment	25,888	25,637	3,778
Other tax payable	27,646	28,987	4,272
Operating lease liability-current	39,185	44,386	6,542
Other payables	5,630	6,967	1,026
Payable for litigation	–	5,735	845
Total	312,240	306,986	45,244

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

10. Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The disaggregation of revenues by service lines have been presented in the condensed consolidated statements of operations.

Revenues by timing of recognition is analyzed as follows:

	Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Revenue recognized at a point in time	424,512	**490,621**	**72,310**
Revenue recognized over time	830,210	**766,171**	**112,920**
Total revenues	1,254,722	**1,256,792**	**185,230**

For the Group's revenues generated from different geographic locations, please see Note 17 segment information.

11. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the qualifying group entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

11. Income Taxes (Continued)

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("**EIT Law**"), domestically-owned enterprises and foreign-invested enterprises ("**FIEs**") are subject to a uniform tax rate of 25%. Shanghai Nuorong Information Technology Co., Ltd., a subsidiary of the Company, obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in December 2022 and such preferential income tax rate expired in December 2025.

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. As of June 30, 2026, the undistributed earnings of the Group's PRC subsidiaries would be indefinitely reinvested.

The tax expense comprises:

	Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Current Tax	125,857	**165,669**	**24,417**
Deferred Tax	(1,562)	**(9,065)**	**(1,336)**
Total	124,295	**156,604**	**23,081**
Effective income tax rate	29.81%	**29.71%**	**29.71%**

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

12. Loans Receivable, Net

Loans receivable as of December 31, 2025 and June 30, 2026 consist of the following:

	As of		
	December 31, 2025 RMB (Audited)	**June 30, 2026 RMB (Unaudited)**	**June 30, 2026 US$ (Unaudited)**
Loans receivable:			
– Within credit term	12,937	**44,205**	**6,515**
– Past due	179,049	**174,377**	**25,700**
Total loans receivable	191,986	**218,582**	**32,215**
Allowance for credit losses	(79,570)	**(85,076)**	**(12,539)**
Loans receivable, net	112,416	**133,506**	**19,676**

The loan interest rates range between 3.9% and 13% for the six months ended June 30, 2026. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB33.1 million were recorded in other non-current assets as of June 30, 2026. RMB192.0 million and RMB216.6 million of the balance is secured by collateral as of December 31, 2025 and June 30, 2026, respectively.

The following table presents the aging analysis of non-purchased past due loans receivable as of December 31, 2025 and June 30, 2026:

	As of		
	December 31, 2025 RMB (Audited)	**June 30, 2026 RMB (Unaudited)**	**June 30, 2026 US$ (Unaudited)**
Past due within 1 year	29,777	**8,685**	**1,280**
Past due more than 1 year	75,046	**91,358**	**13,464**
Total non-purchased past due loans	104,823	**100,043**	**14,744**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

12. Loans Receivable, Net (Continued)

The Group also purchased past due loans from third parties with the amount of RMB0.1 million and nil for the six months ended June 30, 2025 and 2026, respectively. The purchased past due loans of RMB5.6 million and RMB0.4 million were collected or transferred to other investors, for the six months ended June 30, 2025 and 2026, respectively.

The following table presents the activity in the allowance for loan losses as of and for the six months ended June 30, 2025 and 2026:

	Six Months Ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	**(Unaudited)**
Allowance for loan losses as of the beginning of the period	74,059	**79,570**
Provision	25,561	**7,571**
Reversal of allowance provided	–	**(715)**
Write off	(20,050)	**(1,350)**
Allowance for loan losses as of the end of the period	79,570	**85,076**

13. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general, and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB28,217 and RMB25,297 for the six months ended June 30, 2025 and 2026, respectively. Cash payments against operating lease liabilities were RMB18,946 and RMB23,045 for the six months ended June 30, 2025 and 2026, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

		As of	
	December 31,	**June 30,**	**June 30,**
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
	(Audited)	**(Unaudited)**	**(Unaudited)**
Operating leases:			
Operating lease right-of-use assets, net	103,027	**97,419**	**14,358**
Current portion of lease liabilities	39,185	**44,386**	**6,542**
Non-current portion of lease liabilities	60,344	**51,022**	**7,520**
Total operating lease liabilities	99,529	**95,408**	**14,062**
Weighted average remaining lease term (years)	2.47	**2.48**	**2.48**
Weighted average discount rate	5.87%	**4.82%**	**4.82%**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

13. Lease (Continued)

As a lessee: (Continued)

The maturities of operating lease liabilities for the next five years and thereafter as of June 30, 2026, are as follows:

	As of June 30, 2026 RMB (Unaudited)
Within 1 year	46,589
Between 1 and 2 years	32,938
Between 2 and 3 years	12,643
Between 3 and 4 years	4,996
Between 4 and 5 years	2,783
Total lease payment	99,949
Less imputed interest	(4,541)
Total	95,408

14. Share-Based Compensation

The following table presents the Company's share-based compensation expense by type of award:

	Six Months Ended June 30,		
	2025 RMB (Unaudited)	**2026 RMB (Unaudited)**	**2026 US$ (Unaudited)**
Share options	(139)	(78)	(12)
Non-vested restricted share awards	37,927	18,669	2,751
Total share-based compensation	37,788	18,591	2,739

During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the "**2017 Plan**"). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or RSUs may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or RSUs granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or RSUs generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

During the year ended December 31, 2022, the Group adopted its 2022 share incentive plan (the "**2022 Plan**"). Under the 2022 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or RSUs may be issued shall be 3,000,000 shares. The term of any options, restricted shares, or RSUs granted under the 2022 Plan shall not exceed ten years. Options, restricted shares or RSUs generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

14. Share-Based Compensation (Continued)

The total fair value of non-vested restricted share awards vested during the six months ended June 30, 2025 and 2026 was RMB33,919 and RMB28,510, respectively. As of June 30, 2026, there was RMB39,278 in total unrecognized compensation expense related to such non-vested restricted share awards, which is expected to be recognized over a weighted-average period of 1.28 years.

15. Settlement for Camsing Incident

In July 2019, in connection with certain funds managed ("**Camsing Credit Funds**" or "**Camsing Products**") by Shanghai Gopher Asset Management Co., Ltd. ("**Shanghai Gopher**"), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the "**Camsing Incident**"). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

RSU Settlement Plan

To preserve the Group's goodwill with affected investors, it voluntarily made an exgratia settlement offer (the "**Settlement Plan**") to affected investors. An affected client accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

On August 24, 2020, the RSU Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the RSU Settlement Plan.

The Group evaluated and concluded the financial instruments to be issued under the RSU Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

As of June 30, 2026, 603 out of the total 818 investors (approximately 73.7%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.5%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products, while the remaining 215 affected clients had not accepted a settlement offer under the RSU Settlement Plan (the "**Remaining Affected Clients**").

During the six months period ended June 30, 2026, pursuant to an ordinary resolution passed by the shareholders at the 2026 Annual General Meeting, the Board of directors was authorized to effect the accelerated vesting (the "**Accelerated Vesting**") of all outstanding RSUs granted to the settled affected clients, such that all such outstanding RSUs would vest in full in a single tranche. During the six months period ended June 30, 2026, (i) 17,833 RSUs involving 178,330 shares, vested in accordance with their original vesting schedules; and (ii) pursuant to the Accelerated Vesting, all RSUs remaining outstanding under the RSU Settlement Plans vested in full in a single tranche, and 15,195,483 shares were issued.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

15. Settlement for Camsing Incident (Continued)

Contingencies on Camsing Incident

Starting from December 2025 and up to the date of approval of these condensed consolidated financial statements, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission in respect of legal proceedings in connection with the Camsing Incident, involving a total of 96 independent cases with an aggregate claimed investment amount of approximately RMB305.8 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher, which is a lawfully established and independently operated historical business entity, with independent accounting and independent civil liabilities.

As of June 30, 2026, 15 legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB77.4 million were still pending. Subsequent to June 30, 2026 and up to the date of approval of these condensed consolidated financial statements, one additional arbitration case was initiated against Shanghai Gopher and/or its affiliates, involving an additional claimed investment amount of approximately RMB1.0 million.

Based on the arbitration awards issued to date, the Group assessed the possible outcomes of the pending proceedings and made appropriate adjustments to the relevant contingent liabilities.

Cash Settlement Plan

During the second quarter of 2026, the Company, through relevant Group entities, voluntarily offered an *ex gratia* cash settlement plan to the 215 Remaining Affected Clients, including those involved in arbitration proceedings relating to the Camsing Incident (the "**Cash Settlement Plan**").

Under the Cash Settlement Plan, each Remaining Affected Client may elect to settle its claim in cash, either by way of a single payment or by way of payment in instalments. Acceptance is voluntary and at the election of the Remaining Affected Client, and settlement is conditional upon the Remaining Affected Client entering into a settlement agreement with the relevant member of the Group and releasing its claims against the Group in connection with the Camsing Incident. The Cash Settlement Plan does not constitute an admission of liability on the part of the Company or any member of the Group, is offered at the discretion of the Company and may be varied or withdrawn by the Company.

The investors who had previously accepted the RSU Settlement Plan are unaffected, and their settlement arrangements continue to be governed by the original terms.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

15. Settlement for Camsing Incident (Continued)

Cash Settlement Plan (Continued)

During the second quarter of 2026, 21 of the 215 Remaining Affected Clients entered into settlement agreements under the Cash Settlement Plan, involving an aggregate investment amount of approximately RMB76.2 million. Subsequent to June 30, 2026 and up to the date of approval of these condensed consolidated financial statements, additional 47 affected investors had entered into settlement agreements under the Cash Settlement Plan, involving an aggregate investment amount of approximately RMB163.7 million.

During the six months ended June 30, 2026, based on the possible outcomes of arbitration proceedings, the actual settlement costs and the settlement plans offered, the Group recognized a reversal of contingent litigation expense of RMB4.9 million and remained a balance of contingent liability amounting to RMB454.5 million as of June 30, 2026.

16. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The total contribution for such employee benefits were RMB92,844 and RMB91,847 for the six months ended June 30, 2025 and 2026, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

17. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("**CODM**") for making decisions, allocating resources and assessing performance.

The Group operates in a set of segmentation, including six reportable segments and headquarters. The Group's CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group's CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government subsidies to manage the segments' operations. The Group's CODM does not review balance sheet information of the segments.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17. Segment Information (Continued)

Segment information of the Group's business is as follow:

	Six Months Ended June 30, 2026							
	Mainland China public securities RMB	Mainland China asset management RMB	Mainland China insurance RMB	International wealth management RMB	International asset management RMB	International insurance and comprehensive services RMB	Headquarter[1] RMB	Total RMB
Revenues:								
Revenues from others								
One-time commissions	37,510	885	3,394	94,585	16,377	46,994	–	199,745
Recurring service fees	182,807	55,371	–	28,493	36,756	–	–	303,427
Performance-based income	176,285	861	–	–	17	–	–	177,163
Other service fees	–	–	–	11,938	–	31,244	26,412	69,594
Total revenues from others	396,602	57,117	3,394	135,016	53,150	78,238	26,412	749,929
Revenues from funds Gopher/ Olive manages								
One-time commissions	1,653	170	–	–	–	–	–	1,823
Recurring service fees	16,424	232,616	–	57,943	135,195	–	–	442,178
Performance-based income	2,571	50,629	–	–	9,662	–	–	62,862
Total revenues from funds Gopher/ Olive manages	20,648	283,415	–	57,943	144,857	–	–	506,863
Total revenues	417,250	340,532	3,394	192,959	198,007	78,238	26,412	1,256,792
Less: VAT related surcharges	(2,967)	(545)	(12)	–	–	–	(7,618)	(11,142)
Net revenues	414,283	339,987	3,382	192,959	198,007	78,238	18,794	1,245,650
Operating costs and expenses:								
Compensation and benefits								
Relationship manager compensation	(57,140)	(10,349)	(1,028)	(104,920)	(20,812)	(7,658)	(1)	(201,908)
Other compensations	(11,677)	(32,205)	(5,360)	(38,793)	(42,061)	(21,399)	(173,446)	(324,941)
Total compensation and benefits	(68,817)	(42,554)	(6,388)	(143,713)	(62,873)	(29,057)	(173,447)	(526,849)
Selling expenses	(5,613)	(2,680)	(220)	(22,958)	(12,891)	(4,736)	(43,191)	(92,289)
General and administrative expenses	(71)	(3,111)	(3,967)	(1,604)	(2,041)	(2,964)	(127,926)	(141,684)
Provision for credit losses	–	646	–	–	–	(4,289)	(7,196)	(10,839)
Other operating (expenses) income, net	(810)	(2,957)	–	(2,532)	468	(18,222)	(15,051)	(39,104)
Government grants	6,506	4,815	2	–	–	21	6,014	17,358
Total operating costs and expenses	(68,805)	(45,841)	(10,573)	(170,807)	(77,337)	(59,247)	(360,797)	(793,407)
Income (loss) from operations	345,478	294,146	(7,191)	22,152	120,670	18,991	(342,003)	452,243

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17. Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

	Six Months Ended June 30, 2025							
	Mainland China public securities RMB	Mainland China asset management RMB	Mainland China insurance RMB	International wealth management RMB	International asset management RMB	International insurance and comprehensive services RMB	Headquarter[1] RMB	Total RMB
Revenues:								
Revenues from others								
One-time commissions	30,918	193	13,673	176,404	14,194	74,076	–	309,458
Recurring service fees	171,246	78,819	–	19,074	44,504	–	–	313,643
Performance-based income	27,689	45	–	–	144	–	–	27,878
Other service fees	–	–	–	35,403	–	15,172	35,024	85,599
Total revenues from others	229,853	79,057	13,673	230,881	58,842	89,248	35,024	736,578
Revenues from funds Gopher/ Olive manages								
One-time commissions	4,579	188	–	290	124	–	–	5,181
Recurring service fees	24,555	263,812	–	60,229	140,537	–	–	489,133
Performance-based income	1,798	1,308	–	–	20,724	–	–	23,830
Total revenues from funds Gopher/ Olive manages	30,932	265,308	–	60,519	161,385	–	–	518,144
Total revenues	260,785	344,365	13,673	291,400	220,227	89,248	35,024	1,254,722
Less: VAT related surcharges	(1,533)	(216)	(72)	–	–	–	(8,806)	(10,627)
Net revenues	259,252	344,149	13,601	291,400	220,227	89,248	26,218	1,244,095
Operating cost and expenses:								
Compensation and benefits								
Relationship manager compensation	(48,215)	(25,712)	(12,606)	(133,090)	(15,066)	(11,595)	–	(246,284)
Other compensations	(13,721)	(32,127)	(15,320)	(40,670)	(27,432)	(24,094)	(203,514)	(356,878)
Total compensation and benefits	(61,936)	(57,839)	(27,926)	(173,760)	(42,498)	(35,689)	(203,514)	(603,162)
Selling expenses	(5,340)	(3,851)	(4,451)	(28,745)	(14,059)	(5,319)	(51,618)	(113,383)
General and administrative expenses	(171)	(2,827)	(4,571)	(3,057)	(936)	(2,151)	(121,924)	(135,637)
Reversal of (provision for) credit losses	119	77	–	–	–	110	(44,344)	(44,038)
Other operating (expenses) income, net	(1,042)	5,687	–	–	–	(13,697)	(15,223)	(24,275)
Government subsidies	11,971	5,636	12	–	11	22	5,782	23,434
Total operating cost and expenses	(56,399)	(53,117)	(36,936)	(205,562)	(57,482)	(56,724)	(430,841)	(897,061)
Income (loss) from operations	202,853	291,032	(23,335)	85,838	162,745	32,524	(404,623)	347,034

1. The financial information shown under "Headquarters" represents the revenues and operating cost and expenses generated by the Group's headquarters which cannot be allocated to the six business segments.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

17. Segment Information (Continued)

The following table summarizes the Group's revenues generated by the different geographic location.

	Six Months Ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	**(Unaudited)**
Mainland China	653,848	**787,588**
Hong Kong	458,756	**347,164**
Others	142,118	**122,040**
Total revenues	1,254,722	**1,256,792**

18. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Investee funds of Gopher Assets	Investees of Gopher Assets
Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group
Shanghai Noah Charity Fund	A charity fund established by the Group

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18. Related Party Transactions (Continued)

During the six months ended June 30, 2025 and 2026, related party transactions were as follows:

	Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
One-time commissions			
Investee funds of Gopher Assets	5,181	**1,823**	**269**
Recurring service fees			
Investee funds of Gopher Assets	288,369	**249,042**	**36,704**
Investee funds of Gopher Capital GP Ltd.	200,764	**193,136**	**28,465**
Total recurring services fee	489,133	**442,178**	**65,169**
Performance-based income			
Investee funds of Gopher Assets	3,104	**53,198**	**7,841**
Investee funds of Gopher Capital GP Ltd.	20,726	**9,664**	**1,424**
Total performance-based income	23,830	**62,862**	**9,265**
Total	518,144	**506,863**	**74,703**

As of December 31, 2025 and June 30, 2026, amounts due from related parties associated with the above transactions were comprised of the following:

	As of		
	December 31, 2025	**June 30, 2026**	**June 30, 2026**
	RMB	**RMB**	**US$**
	(Audited)	**(Unaudited)**	**(Unaudited)**
Investee funds of Gopher Assets	327,540	**413,506**	**60,943**
Investee funds of Gopher Capital GP Ltd.	233,170	**280,047**	**41,274**
Amounts due from related parties (trade), gross	560,710	**693,553**	**102,217**
Less: Allowance for credit losses	(8,168)	**(7,510)**	**(1,107)**
Total	552,542	**686,043**	**101,110**

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18. Related Party Transactions (Continued)

An aging analysis of amounts due from related parties associated with the above trading transactions is as follows:

	December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)	June 30, 2026 US$ (Unaudited)
Within 1 year	437,352	**538,880**	**79,421**
1-2 years	49,784	**87,199**	**12,852**
2-3 years	39,010	**33,784**	**4,979**
3-4 years	21,025	**13,129**	**1,935**
Over 4 years	13,539	**20,561**	**3,030**
Total	560,710	**693,553**	**102,217**

As of December 31, 2025 and June 30, 2026, amounts due from related parties associated with loan distributed were comprised of the following:

	December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)	June 30, 2026 US$ (Unaudited)
Investee funds of Gopher Assets	3,432	**5,046**	**744**
Investee funds of Gopher Capital GP Ltd.	40,826	**135,076**	**19,908**
Amounts due from related parties (non-trade), gross	44,258	**140,122**	**20,652**
Less: Allowance for credit losses	–	**–**	**–**
Total	44,258	**140,122**	**20,652**

The terms of the loans are due on demand and most of the loans are interest free.

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

18. Related Party Transactions (Continued)

As of December 31, 2025 and June 30, 2026, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

		As of	
	December 31, 2025 RMB (Audited)	**June 30, 2026 RMB (Unaudited)**	**June 30, 2026 US$ (Unaudited)**
Investee funds of Gopher Assets	673	**3,092**	**456**
Investee funds of Gopher Capital GP Ltd.	528	**657**	**97**
Total	1,201	**3,749**	**553**

During the six months ended June 30, 2025 and 2026, donation made to Shanghai Noah Charity Fund were RMB4.4 million and RMB4.4 million, respectively.

19. Contingencies

Camsing Incident

See Note 15 for details of contingencies on Camsing Incident.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

20. Dividends

During the six months ended June 30, 2026, the 2025 final dividend of RMB306.0 million and the non-recurring special dividend of RMB306.0 million were approved and declared, but were not paid as of June 30, 2026. By the date of approval of these condensed consolidated financial statements, all the dividends have been paid. The Company did not make any interim dividend recommendation for the six months ended June 30, 2026.

21. Reconciliation between U.S. GAAP and IFRS Accounting Standards

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards issued by International Accounting Standards Board. The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follow:

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

21. Reconciliation between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of Condensed Consolidated Statement of Operations

	For the six months ended June 30, 2026		
		IFRS adjustments	
Condensed Consolidated Statement of Operations (Extract)	**Amounts as reported under U.S. GAAP RMB (Unaudited)**	**Deferred income Tax arising from asset acquisition (Note (ii)) RMB (Unaudited)**	**Amounts as reported under IFRS RMB (Unaudited)**
General and administrative expenses	(141,684)	2,407	(139,277)
Other operating expenses, net	(39,104)	845	(38,259)
Total operating cost and expenses	(793,407)	3,252	(790,155)
Income before taxes and income from equity in affiliates	527,108	3,252	530,360
Income tax expense	(156,604)	(3,252)	(159,856)
Net income	360,078	–	360,078
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	356,898	–	356,898

	For the six months ended June 30, 2025		
		IFRS adjustments	
Condensed Consolidated Statement of Operations (Extract)	Amounts as reported under U.S. GAAP RMB (Unaudited)	Deferred income Tax arising from asset acquisition (Note (ii)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
General and administrative expenses	(135,637)	2,407	(133,230)
Other operating expenses, net	(24,275)	845	(23,430)
Total operating cost and expenses	(897,061)	3,252	(893,809)
Income before taxes and income from equity in affiliates	416,982	3,252	420,234
Income tax expense	(124,295)	(3,252)	(127,547)
Net income	328,356	–	328,356
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	327,540	–	327,540

Notes to the Condensed Consolidated Financial Statements

(Amount In Thousands, except for share and per share data, or otherwise stated)

21. Reconciliation between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of Condensed Consolidated Balance Sheet

	As of June 30, 2026			
		IFRS adjustments		
Condensed Consolidated Balance Sheet (Extract)	**Amounts as reported under U.S. GAAP RMB (Unaudited)**	**Cash and cash equivalents (Note (i)) RMB (Unaudited)**	**Deferred income tax arising from asset acquisition (Note (iii)) RMB (Unaudited)**	**Amounts as reported under IFRS RMB (Unaudited)**
Assets				
Cash and cash equivalents	4,322,663	(2,158,285)	–	2,164,378
Short-term investments	711,704	2,158,285	–	2,869,989
Property and equipment, net	2,299,705	–	(160,422)	2,139,283
Total Assets	11,636,904	–	(160,422)	11,476,482
Deferred tax liabilities	259,678	–	(160,422)	99,256
Total Liabilities	2,147,941	–	(160,422)	1,987,519
Total Shareholders' Equity	9,488,963	–	–	9,488,963

	As of December 31, 2025			
		IFRS adjustments		
Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP RMB (Audited)	Cash and cash equivalents (Note (i)) RMB	Deferred income tax arising from asset acquisition (Note (iii)) RMB	Amounts as reported under IFRS RMB (Audited)
Assets				
Cash and cash equivalents	4,360,918	(1,869,565)	–	2,491,353
Short-term investments	657,563	1,869,565	–	2,527,128
Property and equipment, net	2,356,440	–	(163,674)	2,192,766
Total Assets	11,740,934	–	(163,674)	11,577,260
Deferred tax liabilities	263,608	–	(163,674)	99,934
Total Liabilities	1,757,974	–	(163,674)	1,594,300
Total Shareholders' Equity	9,982,960	–	–	9,982,960

21. Reconciliation between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of Condensed Consolidated Balance Sheet (Continued)

Notes:

(i) Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS Accounting Standards, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS Accounting Standards and U.S. GAAP, money market funds are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company makes initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments under IFRS Accounting Standards. The reclassification does not result in difference in total assets.

(ii) Deferred income tax arising from asset acquisition

In 2021, the Group purchased new office premises through acquiring 100% equity interest of Shanghai Nuohong Real Estate Co., Ltd. for a total cash consideration of approximately RMB2.2 billion, which is accounted for as asset acquisition, and recorded as part of property and equipment, net in the Group's consolidated balance sheet. If the acquisition of an entity is accounted for as an asset acquisition, under U.S. GAAP, the Company is required to recognize a deferred tax liability when the amount paid exceeds the tax basis of the assets acquired on the acquisition date. For the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded with a corresponding increase in the book value of the building recorded in the property and equipment, net. The deferred tax liability was amortized through the remaining useful life of the buildings acquired alongside the future depreciation.

However, under IFRS Accounting Standards, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time of the transaction does not give rise to equal taxable and deductible temporary differences. Therefore, deferred tax liability is not recognized for taxable temporary differences in respect to the Group's office premises acquired in 2021.

Accordingly, the reconciliation includes the derecognition of the deferred tax liabilities and related property and equipment, net, and the corresponding reversal of related amortization (i.e., a decrease in depreciation expenses recorded in general and administrative expenses and other operating expense, and an increase in income tax expense with equivalent amounts). Such adjustments have no impact on net income or shareholders' equity.

(iii) Others

Other differences mainly include operating leases and share-based compensation, each of the difference is immaterial to the consolidated financial statements for the periods presented.

Definitions and Acronyms

In this interim report, unless the context otherwise requires, the following expressions should have the following meanings:

"2022 Share Incentive Plan"	the 2022 share incentive plan adopted at the annual general meeting held on December 16, 2022, with effect from December 23, 2022, and filed with the SEC on December 23, 2022
"ADS(s)"	American Depositary Shares (one ADS representing five Shares)
"Articles" or "Articles of Association"	the memorandum of association and articles of association of the Company, as amended or supplemented from time to time
"AUA"	assets under advisory
"Audit Committee"	the audit committee of the Company
"AUM"	the amount of capital commitments made by investors to the funds for which we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, "AUM" refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income
"award(s)"	award(s) in the form of share options, restricted shares, RSUs or other types of awards may be granted to eligible participants pursuant to the effective share incentive plan(s) of the Company
"Board"	the board of Directors
"BVI"	British Virgin Islands
"Camsing Incident"	has the meaning ascribe to it in the Company's 2025 annual report
"China", "Mainland China", or "PRC"	the People's Republic of China, excluding, for the purpose of this interim report only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

Definitions and Acronyms

"Company"	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)"
"Compensation Committee"	the compensation committee of the Company
"Consolidated Affiliated Entities" or "VIE(s)"	entities controlled by our Company through contractual arrangements via agreements underlying the variable interest entity structure
"Corporate Governance and Nominating Committee"	the corporate governance and nominating committee of the Company
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Gopher" or "Gopher Asset Management"	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company's Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively
"Group", "our Group", "the Group", "Noah", "our", "us" or "we"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HNW"	high net worth
"HNW clients", "HNW investors"or "HNW individuals"	clients/investors/individuals with investable financial assets of no less than RMB6 million
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

Definitions and Acronyms

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Listing Date"	July 13, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules
"Noah Upright"	Noah Upright Fund Distribution Co., Ltd. (諾亞正行基金銷售有限公司), a limited liability company established under the laws of the PRC on November 18, 2003, and one of the Consolidated Affiliated Entities and significant subsidiaries
"NYSE"	New York Stock Exchange
"Primary Conversion"	the Company's voluntary conversion of its Secondary Listing status to dual primary listing on the Hong Kong Stock Exchange with effect from December 23, 2022
"Primary Conversion Date"	December 23, 2022, on which the voluntary conversion of the Company to dual primary listing on the Main Board of The Stock Exchange of Hong Kong Limited became effective
"Prospectus"	the Company's prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange
"Reporting Period"	the six months ended June 30, 2026
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China

Definitions and Acronyms

"RSU(s)"	restricted share unit(s)
"SEC"	the United States Securities and Exchange Commission
"Secondary Listing"	the Company's listing of its ordinary shares on the Main Board of the Hong Kong Stock Exchange on July 13, 2022 under Chapter 19C of the Hong Kong Listing Rules
"service provider sublimit"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Shanghai Gopher"	Shanghai Ziming Private Fund Management Co., Ltd. (上海自明私募基金管理有限公司), formerly known as Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries
"Share(s)"	ordinary share(s) in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share(s) in the capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s), and where the context requires, the holder(s) of the ADSs
"Share Subdivision"	the share subdivision of the Company effective on October 30, 2023, pursuant to which the ordinary share of a par value of US$0.0005 each in the share capital of the Company were subdivided into ten (10) ordinary shares of a par value of US$0.00005 each in the share capital of the Company
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time
"transaction value"	the aggregate value of the investment products we distribute during a given period

Definitions and Acronyms

"U.S." or "United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"%"	per cent